UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File No. 0-25121

NCI BUILDING SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	76-0127701 (I.R.S. Employer Identification No.)

10943 North Sam Houston Parkway West Houston, Texas (Address of principal executive offices)	77064 (Zip code)

Registrant’s telephone number, including area code: (281) 897-7788

10943 North Sam Houston Parkway West
Houston, Texas 77064

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
NOTICE OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

October 30, 2009

This Information Statement is being transmitted on October 30, 2009, to the holders of shares of common stock, par value $0.01 per share, of NCI Building Systems, Inc., a Delaware corporation (the “Common Stock” and shares thereof, the “Common Shares”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. As used in this Information Statement, the terms “we,” “us,” “our,” the “Company” and “NCI” mean NCI Building Systems, Inc.

We are not asking you to take any action in this Information Statement. You are receiving this Information Statement in connection with the designation by Clayton, Dubilier & Rice Fund VIII, L.P. (“CD&R Fund VIII”) and CD&R Friends & Family Fund VIII, L.P. (“CD&R FF Fund VIII”, and together with CD&R Fund VIII, the “CD&R Funds”), funds managed by Clayton, Dubilier & Rice, Inc. (“CD&R, Inc.”), of five (5) individuals representing a majority of our Board of Directors (the “Board”), pursuant to the terms of the Stockholders Agreement, dated as of October 20, 2009 (the “Closing Date”), among the Company and the CD&R Funds (the “Stockholders Agreement”). Because the directors so designated by the CD&R Funds pursuant to the Stockholders Agreement will have been elected by our Board, rather than at a meeting of our stockholders, we are required by federal securities law to provide this Information Statement to our stockholders.

As of October 23, 2009, there were 90,556,040 outstanding shares of Common Stock. Each Common Share is entitled to one vote on each matter on which Common Stock is entitled to vote.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND A PROXY TO THE COMPANY.

BACKGROUND

You are receiving this Information Statement in connection with the appointment of three (3) new directors to our Board, as more fully described below.

Pursuant to the Investment Agreement, dated as of August 14, 2009 (as amended, the “Investment Agreement”), between the Company and CD&R Fund VIII, on the Closing Date, the Company issued and sold to the CD&R Funds, for an aggregate purchase price of $250 million, an aggregate of 250,000 shares of a newly created class of convertible preferred stock, par value $1.00 per share, of the Company, designated the Series B Cumulative Convertible Participating Preferred Stock (the “Preferred Stock,” and shares thereof, the “Preferred Shares”), convertible into 196,109,194 Common Shares based on the initial conversion price (or approximately 68.4% of our voting power)(such purchase and sale, the “Equity Investment”).

In connection with the closing of the Equity Investment, the Company, among other things, took the following actions:

•	consummated its exchange offer to acquire all of the Company’s existing 2.125% convertible notes due 2024 (the “Notes”) in exchange for a combination of cash and shares of our Common Stock (the “Exchange Offer”);

•	refinanced the Company’s Credit Agreement, dated June 18, 2004, with Wachovia Bank, National Association, and the lenders party thereto (as amended), which included the partial prepayment of approximately $143 million in principal amount of the existing $293 million in principal amount of outstanding term loans thereunder and a modification of the terms and an amendment and extension of the maturity of the remaining $150 million outstanding balance of the term loans; and

•	entered into a new $125 million asset-based revolving credit facility.

The Investment Agreement required us to cause all directors serving on our Board immediately prior to the closing of the Equity Investment (other than our Chief Executive Officer and two other directors) to resign from our Board, effective as of the closing of the Equity Investment, and to cause vacancies on our Board to be filled by persons nominated or designated by the CD&R Funds. Accordingly, on the Closing Date, William D. Breedlove, Philip J. Hawk, Larry D. Edwards, Ed L. Phipps, W. Bernard Pieper, John K. Sterling and Max L. Lukens resigned from the Board and the Board appointed three individuals designated by the CD&R Funds, James G. Berges, Lawrence J. Kremer and Nathan K. Sleeper, as directors, effective as of the closing of the Equity Investment.

In connection with and concurrently with the closing of the Equity Investment, on the Closing Date, the Company entered into the Stockholders Agreement, setting forth certain terms and conditions regarding the Equity Investment and the ownership of the Preferred Shares, including certain restrictions on the transfer of the Preferred Shares and the Common Shares issuable upon conversion thereof and on certain actions of the CD&R Funds and their controlled affiliates with respect to the Company, and to provide for, among other things, preemptive rights, corporate governance rights and consent rights and other obligations and rights. Pursuant to the Stockholders Agreement, the Board will appoint two (2) additional individuals designated by the CD&R Funds, Kathleen J. Affeldt and Jonathan L. Zrebiec, as directors, effective on or after the eleventh day following the mailing by us of this Information Statement.

Three persons serving as directors on our Board prior to the Closing Date, Norman C. Chambers, Gary L. Forbes and George Martinez, did not resign in connection with the closing of the Equity Investment. However, with the appointment of the two (2) additional directors designated by the CD&R Funds, directors designated by the CD&R Funds will become a majority of the Board.

In addition, in connection with and prior to the launch of the Exchange Offer, the Company entered into the Lock-Up and Voting Agreement, dated as of August 31, 2009 (as amended, the “Lock-Up and Voting Agreement”), among the Company and the holders of the Notes that were signatories thereto (the “Lock-Up Holders”), pursuant to which, among other things, in accordance with the terms and conditions thereof, each Lock-Up Holder irrevocably agreed to tender in the Exchange Offer all Notes held by or beneficially owned by it, or with respect to which it served as a manager or investment advisor having the unrestricted power to vote or dispose thereof. Pursuant to the Lock-Up and Voting Agreement, the Board will appoint one (1) individual designated by certain Lock-Up Holders, John J. Holland, as director, effective on or after the eleventh day following the mailing by us of this Information Statement.

CHANGE IN CONTROL OF THE COMPANY

On the Closing Date, the CD&R Funds received, in the aggregate, 250,000 Preferred Shares convertible into 196,109,194 Common Shares based on the initial conversion price (or approximately 68.4% of our voting power). The terms of the Preferred Stock entitle the holders thereof to vote on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable) with the holders of Common Stock. As the holder of a majority voting position, the CD&R Funds will be able to significantly influence or control matters submitted to shareholders for vote. In addition, certain actions by the Company, including, upon the occurrence of certain specified defaults, the adoption of an annual budget, the hiring and firing, or the changing of the compensation, of executive officers and the commitment, resolution or agreement to effect any business combination, among others, require the prior affirmative vote or written consent of the holders representing at least a majority of the then-outstanding Preferred Shares.

Furthermore, pursuant to the Stockholders Agreement, the CD&R Funds have substantial governance and other rights. Pursuant to the Stockholders Agreement, subject to certain ownership and other requirements and conditions, the CD&R Funds have the right to appoint a majority of directors to our Board, including the “Lead Director” or Chairman of the Executive Committee of our Board, and have consent rights over a variety of significant corporate and financing matters, including, subject to certain customary exceptions and specified baskets, sales and acquisitions of assets, issuances and redemptions of equity, incurrence of debt, the declaration or payment of extraordinary distributions or dividends and changes to the Company’s line of business. Following the appointment of the additional CD&R Funds’ designees to the Board effective on or after the eleventh day following the mailing by us of this Information Statement, the CD&R Funds will have the ability, subject to the fiduciary duties of the individual directors, to control the decisions of the Board.

Pursuant to the Investment Agreement, for so long as we qualify as a “controlled company” within the meaning set forth in the New York Stock Exchange (“NYSE”) Listed Company Manual or any similar provision in the rules of a stock exchange on which the securities of the Company are quoted or listed for trading, we have agreed to use our reasonable best efforts to take advantage of the exemptions afforded such controlled companies. Accordingly, effective as of the closing of the Equity Investment, we took all corporate action and filed all election notices and other documentation with the NYSE necessary to elect to qualify for the exemptions to the requirements of sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual. As long as we qualify for those exemptions, we will not be subject to the requirements that NYSE listed companies have (1) a majority of independent directors, (2) a nominating/corporate governance committee and a compensation committee, in each case, composed entirely of independent directors, and (3) charters for the nominating/corporate governance committee and the compensation committee, in each case, addressing certain specified matters.

STOCK OWNERSHIP OF MANAGEMENT
AND CERTAIN BENEFICIAL OWNERS

Unless otherwise noted, the following table sets forth, as of October 23, 2009, the number of shares of Common Stock beneficially owned by (1) each person or group known by us to own beneficially more than 5% of the outstanding shares of Common Stock, (2) each director and director designee, (3) each of our executive officers identified under the caption “Executive Compensation” and (4) all directors, director designees and executive officers as a group. Except as otherwise indicated, each of the persons or groups named below has sole voting power and investment power with respect to the Common Stock. Beneficial ownership of shares of Preferred Stock is reported below on an as-converted basis.

	Beneficial Ownership
	Number of
	Shares of
Name of Group	Preferred Stock	Percent

Investment Funds Associated With or Designated By Clayton, Dubilier & Rice, Inc.(2)	250,000	100%
Clayton, Dubilier & Rice Fund VIII, L.P.(2)	249,651	99.86%
CD&R Friends & Family Fund VIII, L.P.(2)	349	0.14%

	Beneficial Ownership(1)
	Number of
	Shares of
Name of Beneficial Owner	Common Stock	Percent

Kathleen J. Affeldt	0	0%
James G. Berges(8)	0	0%
Norman C. Chambers(3)	333,122	*
Charles W. Dickinson(3)	65,106	*
Mark W. Dobbins(3)	87,759	*
Keith E. Fischer(3)(9)	63,926	*
Gary L. Forbes(3)	35,909	*
A. R. Ginn(3)(4)	190,834	*
Kelly R. Ginn(3)(5)	73,281	*
Frances Powell Hawes(3)(6)	34,824	*
John J. Holland	0	0%
Mark E. Johnson(3)	31,379	*
Lawrence J. Kremer	0	0%
George Martinez(3)	38,019	*
Nathan K. Sleeper(8)	0	0%
Jonathan L. Zrebiec(8)	0	0%
All directors, nominees and executive officers as a group (22 persons)(7)	1,105,060	1.22%

*	Less than 1%.

(1)	Includes shares beneficially owned by the listed persons, including shares owned under our 401(k) Profit Sharing Plan. If a person has the right to acquire beneficial ownership of any shares by exercise of options previously granted within 60 days after October 23, 2009, those shares are deemed beneficially owned by that person as of October 23, 2009 and are deemed to be outstanding solely for the purpose of determining the percentage of the Common Stock that he or she owns. Those shares are not included in the computations for any other person.

(2)	The CD&R Funds have the right to vote with the holders of Common Stock on an as-converted basis (without taking into account any limitations on convertability that may then be applicable). At an initial conversion price of $1.2748, the 250,000 shares of Preferred Stock held by the CD&R Funds are convertible into 196,109,194 shares of Common Stock, broken down as follows: (i) 195,835,426 shares of Common Stock into which 249,651 shares of Preferred Stock held by CD&R Fund VIII are convertible; and (ii) 273,768 shares of Common Stock into which 349 shares of Preferred Stock held by CD&R FF Fund VIII are convertible. The CD&R Funds hold approximately 68.4% of the voting power of the Company. However, because of the limited number of authorized, unissued and unallocated shares of Common Stock of the Company, the number of Common Shares available into which the CD&R Funds may convert their shares of Preferred Stock is 7,187,582.

The general partner of the CD&R Funds is CD&R Associates VIII, Ltd., whose sole shareholder is CD&R Associates VIII, L.P. The general partner of CD&R Associates VIII, L.P. is CD&R Investment Associates VIII, Ltd.

CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. expressly disclaim beneficial ownership of the shares held by the CD&R Funds.

(3)	The number of shares of Common Stock beneficially owned by each person includes options exercisable on October 23, 2009 or within 60 days after October 23, 2009 and excludes options not exercisable within 60 days after October 23, 2009. The number of shares of Common Stock beneficially owned by each person also includes unvested shares of restricted stock. Each owner of restricted stock has the right to vote his or her shares but may not transfer them until they have vested.

	Options		Unvested Restricted
	Exercisable	Not Exercisable	Stock

Norman C. Chambers	151,500	—	64,516
William D. Breedlove	12,431	—	—
Larry D. Edwards	—	—	—
Gary L. Forbes	12,431	—	—
Philip J. Hawk	3,000	—	—
Max. L. Lukens	3,000	—	—
George Martinez	6,855	—	—
Ed L. Phipps	—	—	—
W. Bernard Pieper	—	—	—
John K. Sterling	—	—	—
Mark E. Johnson	—	—	—
Mark W. Dobbins	31,875	—	25,000
Charles W. Dickinson	11,882	—	25,000
Keith E. Fischer	28,901	—	—
A.R. Ginn	98,088	—	—
Kelly R. Ginn	—	—	—
Frances Powell Hawes	—	—	—

(4)	Reflects the number of shares held by Mr. A.R. Ginn as of December 31, 2007. Mr. A.R. Ginn resigned as Chief Executive Officer of NCI on December 31, 2006, at which time Mr. Chambers was appointed Chief Executive Officer. Mr. A.R. Ginn retired as Chairman of the Board effective December 31, 2007, at which time Mr. Chambers was appointed to such position.

(5)	Reflects the number of shares held directly and in trust by Mr. Kelly Ginn as of March 31, 2008. Includes 9,357 shares of Common Stock held as of April 1, 2008 by five trusts for the benefit of Mr. Kelly Ginn’s two children and three nieces and nephews, of which trusts Mr. Kelly Ginn is the trustee and may be deemed to share voting and investment power. Mr. Kelly Ginn disclaims beneficial ownership of those shares. Mr. Kelly Ginn resigned as Executive Vice President of Operations of NCI on March 31, 2008, at which time Mr. Mark W. Dobbins was appointed Chief Operating Officer.

(6)	Reflects the number of shares held directly by Ms. Frances Powell Hawes as of March 31, 2008. Ms. Frances Powell Hawes resigned as Executive Vice President, Chief Financial Officer and Treasurer of NCI on March 31, 2008, at which time Mr. Mark E. Johnson was appointed Executive Vice President, Chief Financial Officer and Treasurer.

(7)	The number of shares of Common Stock beneficially owned by each director and executive officer as a group includes beneficial ownership of the additional officers listed in the table below. As with the officers and directors listed individually, the number of shares of Common Stock beneficially owned by each person includes options exercisable on October 23, 2009 or within 60 days after October 23, 2009 and excludes options not exercisable within 60 days after October 23, 2009. The number of shares of Common Stock beneficially owned by each person also includes unvested shares of restricted stock. Each owner of restricted stock has the right to vote his or her shares but may not transfer them until they have vested.

	Options		Unvested Restricted
	Exercisable	Not Exercisable	Stock

Richard Allen	—	—	—
Eric J. Brown	9,119	—	—
Mark T. Golladay	—	—	—
John L. Kuzdal	2,139	—	—
Todd R. Moore	10,444	—	—
Bradley D. Robeson	3,032	—	—

(8)	Does not include 250,000 shares of Preferred Stock convertible into 7,187,582 shares of Common Stock held by the CD&R Funds. Messrs. Berges, Sleeper and Zrebiec may be deemed to beneficially own such shares as employees of

CD&R, Inc., which manages the CD&R Funds. Messrs. Berges, Sleeper and Zrebiec disclaim beneficial ownership of all shares owned by the CD&R Funds.

(9)	Mr. Fischer resigned as President of the Robertson-Ceco Division on October 26, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of our Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (the “SEC”) and the NYSE. These persons are required by the Exchange Act to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of the forms received by us with respect to fiscal 2008, or written representations from the reporting persons, none of these reporting persons was late with respect to any required filings except a filing on behalf of Mr. Forbes with respect to his stock grant of December 15, 2008.

LEGAL PROCEEDINGS

To the best of the Company’s knowledge, there is no material proceeding to which any director, director designee or executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of such director, nominated director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Information about Directors

Our directors are as follows:

Norman C. Chambers

Mr. Chambers, age 60, has served as our Chairman of the Board since January 2008 and as our President and Chief Executive Officer since January 2007. He served as our President and Chief Operating Officer from April 2004 to January 2007 and has served as a director since May 2003. Mr. Chambers serves on the Executive Committee of our Board. Mr. Chambers was a Director and President of Comfort Systems USA, Inc., a provider of heating, ventilation and air conditioning services, from November 2002 until April 2004 and also served as Chief Operating Officer from February 2003 until April 2004. From November 2001 to October 2002, Mr. Chambers was Chief Operating Officer of Capstone Turbine Corporation, a distributive generation technology company. From April 2000 to September 2001, Mr. Chambers served as President and Chief Executive Officer of Petrocosm Corporation, a privately held e-commerce business serving the energy industry. From June 1985 to April 2000, Mr. Chambers served in various executive positions with Halliburton Company, a provider of energy services and related engineering and construction services, and its subsidiaries. Mr. Chambers has over twenty-five years of experience in the engineering and construction industry. Mr. Chambers earned a B.A. from Springfield College and a M.B.A. from Boston College.

Gary L. Forbes

Mr. Forbes, age 65, has served as a director since December 1991. Mr. Forbes serves on the Affiliate Transactions Committee, Executive Committee and Compensation Committee and is the Chairman of the Audit Committee of our Board. In addition, Mr. Forbes is our designated audit committee financial expert. Mr. Forbes has been a Senior Vice President of Equus Total Return, Inc., an investment company, since November 1991. Mr. Forbes is also a Director of Consolidated Graphics, Inc., a commercial printing company.

Mr. Forbes earned a B.B.A. in Accounting from the University of Texas at Austin and is a certified public accountant.

James G. Berges

Mr. Berges, age 62, has served as a director since October 2009. Mr. Berges is the Chairman of the Executive Committee and Nominating and Corporate Governance Committee of our Board. He became a partner in CD&R, Inc., a private equity investment firm and the manager of the CD&R Funds, in 2006. Prior to that, he was President of Emerson Electric Co. from 1999 until his retirement in 2005. Emerson Electric Co. is a global manufacturer of products, systems and services for industrial automation, process control, HVAC, electronics and communications, and appliances and tools. He is also Chairman of HD Supply, Inc. and Sally Beauty Holdings and is a Director of PPG Industries, Inc.

Lawrence J. Kremer

Mr. Kremer, age 68, has served as a director since October 2009. Mr. Kremer serves on the Audit Committee and Affiliate Transactions Committee of our Board. Mr. Kremer retired in 2007 from Emerson Electric Co. Prior to that, Mr. Kremer was employed by Whirlpool Corporation, a worldwide producer of appliances, as Senior Vice President of International Operations and Global Materials. Mr. Kremer currently serves as Director of Fifth Third Bank Southern Region, George Koch Sons LLC, a privately held company producing a wide variety of components for the automotive and mining industries, and St. Mary’s Hospital System, a Midwest Regional Hospital. Mr. Kremer serves as the Vice Chairman of the Board of Trustees of the University of Evansville.

George Martinez

Mr. Martinez, age 67, has served as a director since March 2003. Mr. Martinez serves on the Affiliate Transactions Committee, Audit Committee and the Nominating and Corporate Governance Committee of our Board. Mr. Martinez is Chief Executive Officer of Allegiance Bank Texas, a Houston commercial bank that opened for business in October 2007. He has been active as a bank executive in Houston for over 30 years and is the former Chairman of Sterling Bancshares, Inc., a publicly-traded bank holding company, having served as Chairman of the Board from 2001 to 2004. Mr. Martinez has served as President of Chrysalis Partners, LLC, a performance consulting firm, since 1999 and currently serves as Senior Partner of the firm. He serves his community on the board of directors and as Chairman of the Center for Houston’s Future. Mr. Martinez has a B.A. in Business Administration and Economics from Rice University.

Nathan K. Sleeper

Mr. Sleeper, age 36, has served as a director since October 2009. Mr. Sleeper serves on the Compensation Committee, Nominating and Corporate Governance Committee and Executive Committee of our Board. Mr. Sleeper is a partner of CD&R, Inc., which he joined in 2000. Prior to joining CD&R, Inc., he was employed by Goldman, Sachs & Co. in the Investment Banking Area. He has also been employed by Tiger Management. He has served as a Director of Hertz Global Holdings, Inc. from August to September 2005, as a Director of Hertz Global Holdings, Inc. and The Hertz Corporation since December 2005, as a Director of Culligan Ltd. since October 2004 and as a Director of U.S. Foodservice, Inc. since July 2007.

Board Classes

The Board is divided into three (3) classes, as nearly equal in number as reasonably possible, and directors are elected for a term of office expiring at the third succeeding annual stockholders’ meeting following their election to office or until a successor is duly elected and qualified. The terms of office of each of the “Class I” directors expires at the annual stockholders’ meeting in 2012 and the terms of office of each of the “Class II” and “Class III” directors expire at the annual stockholders’ meeting in 2010 and 2011, respectively. The classes of the Board are composed as follows:

Class I	Class II	Class III

James G. Berges	Gary L. Forbes	Norman C. Chambers
Lawrence J. Kremer	George Martinez	Nathan K. Sleeper

As is further discussed in “Background” above, the Board will appoint two (2) additional individuals designated by the CD&R Funds, Kathleen J. Affeldt and Jonathan L. Zrebiec, and one (1) additional individual designated by the Lock-Up Holders, as directors on or after the eleventh day following the mailing by us of this Information Statement. Ms. Affeldt and Messrs. Zrebiec and Holland will serve on classes of the Board as follows:

Class I	Class II	Class III

John J. Holland	Jonathan L. Zrebiec	Kathleen J. Affeldt

Executive Officers

Our executive officers are as follows:

Name	Position

Norman C. Chambers	Chairman of the Board, President and Chief Executive Officer
Mark E. Johnson	Executive Vice President, Chief Financial Officer and Treasurer
Mark W. Dobbins	Executive Vice President and Chief Operating Officer
Charles W. Dickinson	President of Metal Components Division
Bradley D. Robeson	President of NCI Buildings Division
John L. Kuzdal	President of Metal Coil Coating Division
Todd R. Moore	Executive Vice President, General Counsel and Secretary
Eric J. Brown	Executive Vice President and Chief Information Officer
Mark T. Golladay	Vice President, Corporate Development
Richard Allen	Vice President, Finance and Corporate Controller

Information concerning the business experience of Mr. Norman C. Chambers is provided under the section titled “Election of Directors.”

Mark E. Johnson, age 43, has served as our Chief Financial Officer and Treasurer since March 2008. He has served as our Chief Accounting Officer since August 2006, as our Executive Vice President and Controller since December 2007 and as our Vice President and Controller since February 2006. Before joining NCI in February 2006, Mr. Johnson was employed by Vector ESP, Inc., a company providing information technology services, where he served as a Corporate Controller from 2000 to 2003 and Chief Financial Officer and Senior Vice President from 2002 to August 2005, when the company was acquired. From 1989 to 2000, Mr. Johnson was employed by Ernst & Young LLP. Mr. Johnson has been a CPA since 1991 and earned his B.B.A. in Accounting from the University of Texas at Austin.

Mark W. Dobbins, age 51, has served as Executive Vice President and Chief Operating Officer since March 31, 2008. Mr. Dobbins served as President of the Engineered Building Systems Division from September 2006 until March 2008 and as Vice President, Operations of the Metal Components Division from October 2000 until September 2006. Mr. Dobbins served as President of the American Building Components

Division from January 2000 until October 2000. During 1999, he served as the Senior General Manager of Manufacturing of the Metal Components Division. Before joining NCI in 1998, Mr. Dobbins was employed by MBCI for over 10 years. Mr. Dobbins has over 20 years of experience in the metal building industry. Mr. Dobbins has a B.S. from Angelo State University and has completed the Advanced Management Program at Harvard Business School and the Operations Management Program at Kellogg School of Management.

Charles W. Dickinson, age 58, has served as President of the Metal Components Division since December 2006. Mr. Dickinson served as Executive Vice President, Sales of the Metal Components Division and President of the ABC Division from October 2000 until December 2006. Mr. Dickinson served as Vice President, Sales of the Metal Components Division from May 1998 until October 2000. Before joining NCI in 1998, Mr. Dickinson served as Vice President of Sales of MBCI for over ten years. Mr. Dickinson has over 27 years of experience in the metal building and components industry. Mr. Dickinson studied Business Administration at Louisiana State University and William Carey College.

Bradley D. Robeson, age 47, has served as President of the Engineered Building Systems Division since March 2008. Mr. Robeson served as President of the Metal Coil Coating Division from February 2006 until March 2008 and as the Vice President of Operations of the Metal Coaters Division from October 2005 until February 2006. From February 2001 until October 2005, Mr. Robeson served as Vice President and General Manager of Metal Prep, a Metal Coaters Division entity. From March 1996 until February 2001, Mr. Robeson served as Plant Manager for the NCILP Buildings Division. Prior to March 1996, Mr. Robeson served in various managerial positions with component companies ultimately acquired by NCI. Mr. Robeson has over 19 years industry experience. Mr. Robeson studied Business Administration at Linfield College and completed the Advanced Management Program at the Harvard Business School.

John L. Kuzdal, age 44, has served as President of the Metal Coil Coating Division since March 2008. He has served as Vice President of Operations for the Metal Coil Coating Division from December 2006 until March 2008. From June 2002 to December 2006, he served as Vice President and General Manager of Metal Coaters of California Division. Mr. Kuzdal has been with the Metal Coaters Division since 1998 and has worked in the metal coil industry since 1986. Mr. Kuzdal earned his B.S. in Metallurgical Engineering from the University of Michigan.

Todd R. Moore, age 50, has served as our Executive Vice President and General Counsel since December 2007 and as our Vice President and General Counsel since March 2003. Mr. Moore has served as a Vice President and General Counsel of all NCI divisions since January 1999 and as our Corporate Secretary since March 2005. Before joining NCI in January 1999, Mr. Moore was employed by Gardere Wynne Sewell LLP, a Dallas law firm, for over nine years, during the last two years of which he was a partner. Mr. Moore has a B.A. in Political Science from Southern Methodist University and a J.D. from the University of Tulsa College of Law. He is licensed to practice law in the State of Texas.

Eric J. Brown, age 51, has served as our Executive Vice President and Chief Information Officer since December 2007 and Vice President and Chief Information Officer since June 2004. Before joining NCI, Mr. Brown was Chief Information Officer of the Punahou School in Honolulu, Hawaii from 2002 until he joined NCI. From 2000 to 2002, Mr. Brown was Chief Information Officer of Petrocosm Corporation. From 1992 to 2000, Mr. Brown was a Director at KPMG Consulting LLC. Mr. Brown has a B.B.A. from the University of Hawaii.

Mark T. Golladay, age 47, has served as our Vice President of Strategic Management, Mergers and Acquisitions since December 2007 and as our Vice President of Corporate Purchasing since March 2006. Before joining NCI, Mr. Golladay was employed by Butler Manufacturing Company, a company that produces metal building systems and architectural products for the non-residential construction market, where he served as Finance Director for Butler Europe from 1999 to 2002, Director of Business Development from 2002 to 2003, Finance Director for Butler De Mexico from 2003 to 2004, and Managing Director for Butler De Mexico from 2004 to 2006. Mr. Golladay has a B.S. in Accounting and Business Administration from the University of Kansas.

Richard Allen, age 34, has served as our Vice President of Finance and Corporate Controller since December 2008. Mr. Allen previously served as our Corporate Controller since January 2008 and as our Director of Corporate Accounting Services since April 2007. Before joining NCI, Mr. Allen was employed by Deloitte & Touche LLP, where he served as an Audit Senior Manager from 2004 to 2007 and Audit Manager from 2002 to 2004. Mr. Allen has a B.A. in Accounting from Stephen F. Austin State University and a M.B.A. from the University of Houston.

INFORMATION CONCERNING DESIGNEES
TO OUR BOARD OF DIRECTORS

The Board will appoint two (2) additional individuals designated by the CD&R Funds as directors, effective on or after the eleventh day following the mailing by us of this Information Statement. The additional director designees of the CD&R Funds are as follows:

Kathleen J. Affeldt.  Ms. Affeldt, age 60, retired from Lexmark International, a developer, manufacturer and supplier of printing and imaging solutions for offices and homes, in February 2003, where she had been Vice President of Human Resources since July 1996. She joined Lexmark when it became an independent company in 1991 as the Director of Human Resources. Ms. Affeldt began her career at IBM in 1969, specializing in sales of supply chain systems. She later held a number of human resources management positions. Ms. Affeldt has served as a Director of SIRVA, Inc. and as chair of that board’s Compensation Committee. She currently serves as a Director of BTE, Inc. and as a Director of Sally Beauty Holdings where she serves as the Chair of that board’s Compensation Committee. Ms. Affeldt will be a Class III Director.

Jonathan L. Zrebiec.  Mr. Zrebiec, age 29, is a financial principal of CD&R, Inc., which he joined in 2004. Prior to joining CD&R, Inc., he was employed by Goldman, Sachs & Co. in the Investment Banking Area. Mr. Zrebiec holds a B.S. in economics from the University of Pennsylvania and holds an M.B.A. from Columbia University. Mr. Zrebiec will be a Class II Director.

The Board will appoint one (1) individual designated by the Lock-Up Holders as director, effective on the eleventh day following the mailing by us of this Information Statement. The director designee of the Lock-Up Holders is as follows:

John J. Holland.  Mr. Holland, age 59, has been the President of Greentree Advisors, LLC since 2004. Mr. Holland was the President, Chief Operating Officer and Chief Financial Officer of MMFX Technologies Corporation from 2008 until 2009. Prior to that, Mr. Holland was the Executive Vice President and Chief Financial Officer of Alternative Energy Sources, Inc., an Ethanol producer, from August, 2006 until June, 2008. Mr. Holland previously was employed by Butler Manufacturing Company, a producer of preengineered building systems, supplier of architectural aluminum systems and components and provider of construction and real estate services for the nonresidential construction market, from 1980 until his retirement in 2004. Prior to his retirement from Butler, Mr. Holland served as Chairman of the Board from 2001 to 2004, as Chief Executive Officer from 1999 to 2004, and as President from 1999 to 2001. Mr. Holland is a Director of Cooper Tire & Rubber Co. and of Saia, Inc. (formerly SCS Transportation, Inc.). Mr. Holland holds B.S. and M.B.A. degrees from the University of Kansas. Mr. Holland will be a Class I Director.

The Compensation Discussion and Analysis (the “CD&A”) and the tables and narrative disclosures that follow the CD&A provide information relating to the compensation awarded to, earned by and paid to (or potentially payable to) our Chief Executive Officer, our Chief Financial Officer and our other Named Executive Officers (as defined in “Executive Compensation” below), in each case as of November 2, 2008, which was the last day of our most recently ended fiscal year. The CD&A and the tables and narrative disclosures that follow the CD&A should be read in conjunction with the additional information contained in the section of this Information Statement entitled, “Update to Executive Officer Compensation Matters” on page 27 of this Information Statement.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of NCI’s Compensation Program

NCI believes that the quality, skill and dedication of its executive officers are critical factors affecting the long-term success of the Company. Our key compensation goals are to attract and retain exceptional executives, to reward past performance and provide incentives for future performance, and to align executives’ long-term interests with the interests of our shareholders.

NCI operates in an intensely competitive industry and has experienced challenges caused by volatility in the price of steel, industry cyclicality and seasonality, fluctuations in demand and general economic conditions affecting the construction industry. We use a combination of short- and long-term incentive compensation to reward near-term excellent performance and to encourage executives’ commitment to NCI’s long-range, strategic business goals. We believe that the generational changes and potential mobility currently available to employees are challenges to retention that both long- and short-term incentives can address. Long-term incentives balance the emphasis on long-term versus short-term business objectives and reinforce that one should not be achieved at the expense of the other. We believe that long-term incentive compensation helps to further NCI’s compensation objectives, including the retention of high-performing, experienced executives whose interests are strongly aligned with the interests of shareholders. The combination of performance components and vesting over time help to ensure that the value received by executives depends on strong Company performance over time.

Elements of Executive Compensation

The principal elements of compensation provided to executives historically have consisted of a base salary supplemented with the opportunity to earn a bonus under NCI’s annual cash bonus program (the “Bonus Program”) and long-term incentive compensation in the form of stock options and restricted stock under NCI’s 2003 Long-Term Stock Incentive Plan (the “Incentive Plan”). We have also provided supplemental retirement benefits to certain of our executives and have adopted a deferred compensation program under which we may make matching and other contributions to participants’ accounts based on their deferrals and contributions to the Company’s 401(k) plan. We also provide limited perquisites that enhance our ability to be competitive in attracting and retaining talented executive officers and allow executive officers more time to focus on business objectives.

Determination and Administration of Compensation Programs and Amounts

Decisions regarding executive compensation are based primarily on the assessment of NCI’s compensation committee (the “Compensation Committee”) of each executive’s leadership and operational performance and potential to enhance long-term value to NCI’s shareholders. The Compensation Committee relies on its judgment and the judgment of our Chief Executive Officer about each individual in determining the number and combination of compensation elements and whether each payment or award appropriately encourages and rewards performance. Key factors affecting the Compensation Committee’s judgment include:

•	performance compared to the financial, operational and strategic goals established for NCI and the executive’s reporting unit at the beginning of the year;

•	the nature, scope and level of the executive’s responsibilities;

•	individual contribution to the Company’s financial results, particularly with respect to key measures such as cash flow, revenue, earnings and return on assets;

•	effectiveness in leading our initiatives to enhance quality and value provided to customers; and

•	individual contribution to a culture of honesty, integrity and compliance with our Code of Business Conduct and Ethics and applicable laws.

The Compensation Committee also considers each executive’s current salary and prior-year bonus, the appropriate balance between incentives for long-term and short-term performance, and internal “pay equity” —

in other words, the relative differences among the compensation of the executive officers. In addition, the Compensation Committee periodically reviews tally sheets setting forth all components of the Named Executive Officers’ compensation and, based on current service and under several potential severance and change-in-control scenarios, the total compensation and benefits potentially payable to each, including (1) estimated total retirement benefits, (2) current value of outstanding equity-based grants, (3) estimated payouts under long-term equity grants, (4) perquisites and other personal benefits, (5) current deferred compensation balances and accruals on the deferred amounts and (6) benefits payable under individual agreements with NCI. We believe that changes in compensation programs and levels must be made in the context of our past compensation decisions, and that it is appropriate to observe whether the intended effects of the compensation programs are being achieved over time and take those observations into account with respect to future compensation decisions.

Role of Management and Independent Advisors

The Compensation Committee meets regularly in separate executive sessions without management personnel present and also requests periodically that our officers or employees attend meetings. During 2008, Mr. Chambers and other senior executives attended some Compensation Committee meetings at its request to advise the committee regarding our performance and to recommend proposed modifications to our compensation and benefits. The Compensation Committee also relied to a certain extent on Mr. Chambers’ evaluations of other executive officers whose day-to-day performance is not as visible to the committee as that of Mr. Chambers.

In developing NCI’s current compensation policies and practices, we have in the past sought and intend in the future to seek input from compensation consultants to measure comparability with industry and other peers. We believe that using outside consultants is an efficient way for us to keep current regarding competitive compensation practices, although we do not believe that we should accord undue weight to the advice of outside professional advisors. We expect to engage a compensation consultant at periodic intervals to re-evaluate NCI’s compensation practices and policies to assist us in maintaining our compensation goals. In addition, the Compensation Committee’s charter provides it sole authority to retain advisors, including compensation consultants. During fiscal 2006, the Compensation Committee retained Pearl Meyer & Partners and Clark Consulting (collectively referred to as the “consultants”) to assist it in its review of our executive compensation program. Neither of the consultants advises our management or receives any other compensation from us. The consultants conducted a compensation study at the Compensation Committee’s request, and also made recommendations with respect to changes in our compensation programs as well as individual compensation levels for executive officers.

The compensation study included a review of NCI’s base salaries, bonus levels, equity compensation program and nonqualified retirement programs, comparing them to the compensation structures of companies in an industry peer group, as well as to benchmarking studies conducted by other compensation consultants. In addition, the study surveyed director compensation among the peer group. The peer group, which was selected with the assistance of Mr. Chambers, consisted of: American Standard Companies Inc., American Woodmark Corporation, Ameron International Corporation, Apogee Enterprises, Inc., Drew Industries, Inc., ElkCorp, Gibraltar Industries, Inc., Griffon Corporation, Lennox International Inc., Louisiana-Pacific Corporation, Masco Corporation, Ryland Group Inc., Simpson Manufacturing, Inc., Universal Forest Products Inc., Weyerhaeuser Company and Worthington Industries Inc. The companies included in the peer group are companies that manufacture materials used in residential and commercial buildings, some of which are also included in the industry index against which the Company’s total stockholder return is compared in the stock performance chart included in our annual report to stockholders.

Base Salary

In establishing base salaries for our executives in 2006, we considered the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions as well as salaries paid to the executives’ peers within the Company and at companies within the peer group. Since that time, the Compensation Committee has reviewed base salaries annually and made adjustments, in light of experience and performance levels among executives as well as potential for making significant contributions in the future, to ensure that salary levels remain appropriate and competitive. Because the rate of any increase in base salary levels helps to provide incentives for continuous improvement in individual performance, we view individual factors as more significant than overall Company performance in a particular year when determining base salary levels. Base salary also provides the foundation for calculating other benefits such as annual cash bonus and matching under the deferred compensation plan, so the executive’s individual performance has a significant impact on both salary and the benefits derived from salary. In addition, we believe it is appropriate to set base salaries for our executives to be within a range near the median of its peer group, while avoiding rigid adherence to a narrow competitive target. This allows us to respond better to changing business conditions, manage salaries more evenly over a career, and minimize the potential for automatic ratcheting up of salaries that could occur with overemphasis on benchmarked companies.

The compensation study compared the Company to the peers based on comparative revenues because in the consultants’ views, revenue is the metric that is most closely correlated to base pay, but did not take into account incumbent performance levels of the benchmarked positions at the peer companies. The compensation study indicated that our base salaries at the time were slightly below the median at the 40th percentile. In approving increases in annual base salary for our executive officers as part of the overall revision of our compensation program during 2006, we took into account the median salaries for companies in the peer group reviewed in the 2006 compensation study but we also considered the other factors discussed above and the impact of the Robertson-Ceco acquisition on our executive officers’ responsibilities. Although for fiscal 2008 the Compensation Committee approved increases in base salaries for executive officers ranging from 3.75% to 11%, the Compensation Committee has determined for the time being to hold executive compensation level for fiscal 2009, with the exception of increases reflecting promotions or other extraordinary circumstances.

Annual Bonus

Short-term annual cash incentive compensation is provided through our Bonus Program, under which annual cash bonuses are granted to executives to reward their contributions to our business during the year, and help to emphasize that contributions in any year have an impact on future years. Our Bonus Program is tied to the specific performance metrics of return on operating assets (“ROA”) and increase in earnings per share (“EPS Growth”) for the Company, which builds cooperation and allows all business units comparable visibility into the achievement of those goals. We believe that the Bonus Program allows us to provide base salaries to our management group near the median of comparable rates paid by other companies in exchange for generous bonuses when warranted by our performance. We also believe that EPS Growth as an additional bonus criterion for top management provides incentives to maximize stockholder value and growth, while ROA provides incentives to aggressively manage assets in relation to income and expenses. The calculations of ROA and EPS Growth generally exclude non-cash, non-recurring expenses. The Bonus Program provides that ROA is calculated by dividing (a) earnings before interest and taxes (“EBIT”) plus deferred financing costs and other approved nonrecurring expenses by (b) assets, excluding cash, deferred taxes and goodwill. We believe that the Bonus Program’s calculation of ROA rewards employees and management for the underlying operational performance of the Company, without regard to accounting requirements over which most employees have no control.

During fiscal 2008, executive-level participants were eligible for annual cash bonuses equal to a percentage of their respective base salaries, contingent upon our achievement of a minimum ROA or a minimum EPS Growth for the fiscal year. Under the Bonus Program, senior executives receive a bonus percentage of salary that is 1.5 times the percentage of salary for executives, while the CEO receives a bonus percentage of salary that is 2.0 times the percentage of salary for executives. This reflects our belief that, as an executive becomes more senior, an increasing percentage of his or her total compensation should be tied to company performance. Under the Bonus Program as in effect for fiscal 2008, no bonuses would be paid unless either (i) ROA was at least 15% or (ii) EPS Growth was at least 10%. The percentage of base salary payable as a bonus increased proportionately with increases in the ROA and EPS Growth achieved.

There is no cap on the amount of an individual bonus. However, total bonuses for all employees, including non-management employees, may not exceed 15% of the Company’s adjusted pre-tax profit,

calculated in accordance with the Bonus Program, before accrual for bonuses and before stock compensation expense under the Incentive Plan. The Bonus Plan provides for a minimum bonus pool for non-management employees, to be paid if the Company’s adjusted pre-tax profit is equal to or greater than a specified amount.

The following table illustrates the effects of varying levels of ROA and EPS Growth for executives:

		Percentage of	Percentage of	Percentage of
		Salary for	Salary for Senior	Salary for
EPS Growth	ROA	Executives	Executives	Mr. Chambers

0%	10%	0.0%	0.0%	0.0%
0%	15%	15.0%	22.5%	30.0%
5%	15%	20.0%	30.0%	40.0%
10%	0%	0.0%	0.0%	0.0%
10%	5%	5.0%	7.5%	10.0%
10%	15%	25.0%	37.5%	50.0%
20%	25%	55.0%	82.5%	110.0%

In addition, middle management participants are eligible under the Bonus Program for cash bonuses equal to a percentage of their respective base salaries, depending on our achievement of a minimum 15% ROA for the fiscal year. For fiscal 2008, the Company achieved ROA of 24.13%, and EPS Growth of 32.29%, and we paid bonuses of 65.5%, 98.3% and 131.2% of base salary, to executives, senior executives and Mr. Chambers, respectively.

Long-Term Incentive Compensation

Our long-term incentive compensation is provided under the Incentive Plan, a shareholder-approved equity-based compensation plan that allows NCI to grant a variety of awards, including stock options, restricted stock, stock appreciation rights, performance share awards, phantom stock awards and performance-based and other cash awards.

We believe that equity awards must be sufficient in size to provide a strong, long-term performance and retention incentive for executives and to increase their vested interest in the Company. The value of the equity awards granted to executives is based on Company results and individual performance assessments. We believe that annual grants at a competitive level, along with significant vesting requirements, are effective rewards for long-term commitment. In addition, annual grants of equity reinforce ownership levels and alignment with shareholder interests.

Four-year Vesting Grants.  NCI’s current practice is to make annual awards of restricted stock vesting over four years to executives and other senior management personnel. The total number of shares granted under this approach is substantially less than the number that would be required under an option program designed to deliver equivalent levels of compensation. However, the alternative of using options is retained under the Incentive Plan. In 2006, we set grant levels for equity compensation at a level intended to bring such compensation levels to a total direct compensation level that was near the middle of the market for the peer group. Any changes to the 2007 and 2008 grants were due to promotions.

Each December, the Compensation Committee determines, based on the recommendations of the CEO for all executives other than himself, a target restricted stock award value for each executive. We believe that a portion of each senior executive’s total restricted stock award should be based on NCI’s performance. Accordingly, a portion of each senior executive’s target restricted stock award is a fixed amount and the remaining portion is contingent upon performance, as measured by the average rate of growth in NCI’s earnings per share over the trailing three fiscal years ended prior to the award date. We believe that the multi-year approach is appropriate in light of the cyclical nature of the building industry. However, in light of the fact that the hurdles in the company’s Bonus Program are sufficiently high such that there have been in the past and are expected to be in the future years where no bonuses have been or will be paid, we believe that it is important to provide at least a minimum long-term incentive award each year.

Target restricted stock awards for each of Messrs. Chambers, Dobbins and Johnson are 50% fixed and 50% contingent, and for all other senior executives, restricted stock awards are 60% fixed and 40% contingent. The contingent portion of restricted stock awards may be adjusted to a maximum of 150% or decreased to zero, depending on the average growth rate in NCI’s earnings per share over the most recent three fiscal years. For fiscal 2008, a minimum “floor” average earnings per share growth for the preceding three year period of 5% was required to receive any of the contingent portion of the target award. If 5% growth were achieved, the executive would receive 15% of the contingent portion of the target award. The target payout of 100% of the contingent portion would be awarded if 35% earnings per share growth were achieved, and a maximum of 150% of the contingent portion of the target award would be made if 50% earnings per share growth were achieved, with incremental adjustments for intermediate results.

On the grant date, the number of shares awarded is equal to the dollar value approved in advance by the Compensation Committee (after adjustment with regard to the variable portion) divided by the closing price of our stock on the grant date. Restricted stock awards vest in four equal annual installments beginning on the first anniversary of the grant date, and total awards are subject to an annual share limitation equal to 7% of the adjusted pre-tax profit (calculated as provided for under the amended Bonus Program) for the preceding fiscal year.

In determining the target value of equity-based awards, we considered the 2006 compensation study, the number of shares available for distribution under the program and the overall dilutive effect of the equity-based grants. We also considered the market overhang and burn rate resulting from equity compensation levels as compared to peers. In determining whether to make equity-based awards to executives, we also considered other factors, including an executive’s total compensation and current ownership stake in the Company, the degree to which increasing that ownership stake would provide the executive with additional incentives for future performance, the likelihood that the grant of an award would encourage the executive to remain with the Company and the value of the executive’s service to the Company. Taking into account those factors, in December 2007 the Compensation Committee approved equity-based awards for fiscal 2008 with a target value of $800,000 for Mr. Chambers and within a range from $100,000 to $200,000 for other named executives. Based on three-year growth in earnings per share of 21%, the variable portion of all awards would have been made at a payout level of 53.3%. However, because the number of shares of Common Stock remaining available for grant under our Incentive Plan was insufficient to cover the full payout level indicated by the target grants and growth in earnings per share, the Compensation Committee approved the grant of 75% of the awards that would have otherwise been made in December 2008. The Compensation Committee determined that it would be prudent to change its policy for equity compensation going forward so that awards would be made semi-annually in December and June of each year, rather than annually only in December. Accordingly, in June 2009 the Compensation Committee intends to grant the remaining 25% of the awards that would have otherwise been made in December 2008, provided that the Company’s stockholders approve an increase in the number of shares available for issuance under the Incentive Plan.

Long-Term Restricted Stock Grants.  We have awarded long-term restricted stock grants to certain of our executives whose contributions are particularly critical to the Company’s performance. These awards provide significant incentives to the executives to remain with us until retirement, and they further align the executives’ interests with those of our shareholders.

The following named executive officers have received special long-term restricted stock awards:

	Long-Term Restricted Stock Award
	Shares	Date
	Granted	Granted	Vesting

Norman C. Chambers	64,516	April 2004	Retirement at or after age 65
Mark W. Dobbins	25,000	August 2004	Retirement at or after age 65
Charles W. Dickinson	25,000	August 2004	Retirement at or after age 65

Because of his role as our CEO, we recommended the award to Mr. Chambers to align his interests with those of our shareholders and to provide an incentive for Mr. Chambers to remain in our employ until he retires.

Non-compete covenants.  The terms of both the four-year vesting and long-term restricted stock awards provide that grantees must comply with a covenant not to compete with us for five years immediately following the receipt of any vested shares under the award. If an executive breaches the covenant not to compete, he must either return all awarded shares to us, or, if he no longer owns them, pay us the current market value of the number of shares awarded under the agreement.

Timing of Equity Grants.  Our policy for fiscal 2008 provides for an annual grant of restricted stock on December 15th of each year, which is usually shortly after the release of our annual financial results to the public. Under our new policy, beginning in fiscal 2009, we will grant equity awards in December and June starting in June 2009. We believe that the timing of such grants allows our annual and quarterly financial results to be fully reflected in the market value of NCI’s Common Stock on the date of grant, and lessens the possibility that there will be material nonpublic information that is not reflected in the market price of our Common Stock on the date of grant.

Retirement Benefits

We believe that benefit programs that address the unique circumstances of executives in light of limitations imposed on benefits payable from qualified welfare, profit-sharing and retirement plans are critical in attracting and retaining quality executives. Therefore, we have adopted a deferred compensation plan and the long-term restricted stock awards discussed above.

Deferred Compensation Plan

Our deferred compensation plan allows our officers and key employees to defer up to 80% of their annual salaries and up to 90% of their bonuses, and allows NCI’s directors to defer up to 100% of their annual fees and meeting attendance fees, until a specified date in the future, including at or after retirement. Amounts deferred are deemed invested in one or more phantom investment funds and additional amounts are credited to participants’ accounts based on the hypothetical earnings of such investments.

The plan also permits us to make contributions on behalf of our executives affected by compensation limits under the federal tax laws governing NCI’s 401(k) plan. NCI will match between 4% and 6% of compensation in excess of those limits, depending on the Company’s performance (“Restoration Match”). In addition, the plan allows discretionary matching contributions to provide a supplemental retirement benefit to executives. For fiscal 2008, we determined to make discretionary matching contributions provided that NCI achieved ROA for fiscal 2008 of 25%, as calculated under the Bonus Program. If target ROA was achieved, we would match the percentage of an executive officer’s salary and bonus that he has voluntarily deferred under the plan, up to a maximum of 12.5%. Because our ROA calculated under the Bonus Program was less than 25%, no discretionary contribution was made for 2008. For fiscal 2009, we have determined to make discretionary contributions if ROA as calculated under the Bonus Program is 25%. Executives become vested in the Restoration Match in a manner consistent with the Company match in the NCI 401(k) plan, which generally vests ratably over a five-year period. Discretionary matching contributions vest ratably over a three-year period.

All NCI executives, including those with long-term restricted stock awards, are eligible for the portion of the plan designed to provide matching contributions not available under NCI’s 401(k) plan. However, because the long-term restricted stock awards effectively provide a retirement benefit, executives who have received long-term restricted stock awards will not receive discretionary matching contributions under the amended and restated plan until the value of the contributions that would otherwise have been made, with attributed earnings, exceed the value of the restricted stock grants as determined by the compensation committee.

We have also established a rabbi trust (to provide for NCI’s obligations under the deferred compensation plan) and have formed an administrative committee to manage the deferred compensation plan and its assets.

Other Compensation

Termination and Change-in-Control Agreements

Mr. Chambers has an agreement with the Company providing that if he is terminated without cause or resigns for good reason, he will continue to receive payments due for the remaining term of the agreement. Further, Mr. Chambers’ agreement provides that if he is terminated without cause or resigns for good reason within two years after a change in control, then he will be entitled to, within seven days of such termination, a lump-sum payment equal to the present value of all future payments of base salary as then in effect owed to him under the employment agreement. Further, the terms of the Company’s long-term restricted stock awards provide that the restricted shares will vest immediately if there is a change in control of NCI or if the employee is terminated without cause or for good reason. Please see “Executive Compensation — Employment Agreements — Chambers Employment Agreement” for more information regarding the circumstances under which those payments would be made.

In fiscal 2007, we also approved entering into employment agreements with each executive officer who did not already have a change of control benefit by virtue of a long-term restricted stock award or other agreement that provided benefits upon a change of control. We also adopted a severance policy for middle management personnel. We believe that these change-in-control benefits provide our executives an incentive to act in the shareholders’ best interests during a takeover despite the risk of losing their jobs or a significant change in the nature of their benefits and responsibilities. We also believe that, in some cases, our change-in-control benefits are necessary to attract and retain certain executives. For a description of the terms of these employment agreements, please see “Executive Compensation — Employment Agreements — Employment Agreements for Executive Officers.”

Perquisites and Personal Benefits

The Company offers limited perquisites or personal benefits. However, until his retirement in December 2007, Mr. A.R. Ginn had the right to use Company-owned aircraft for a maximum of 40 hours per year. The incremental cost to the Company of his use of Company aircraft for personal travel was de minimis in fiscal 2008.

Gross-Ups

NCI does not provide for any tax assistance or “gross-ups” for its executives. In connection with the compensation study, the Committee analyzed the potential costs of any such gross-ups, including for any excise tax potentially payable by an executive under Section 280G of the Internal Revenue Code. The consultant noted that the lack of any gross-up could potentially limit the intended benefit to the executives and that such gross-ups are common among the peer group. However, the Committee has determined that at this time the relative benefits of such a gross-up to the executives are not commensurate with the cost of the gross-up to the Company.

CEO Compensation

The Compensation Committee is directly responsible for determining the salary level of the CEO and all awards and grants to the CEO under the Bonus Program, Incentive Plan and deferred compensation plan. We believe that NCI in recent years has experienced challenges caused by depressed economic conditions, increased competition and extreme volatility in the price of steel. Accordingly, the overall compensation package for the CEO is designed to motivate and reward the CEO for driving the Company to strengthen its competitive position in the nonresidential construction market, and a significant portion of the CEO’s compensation is incentive-based, providing greater compensation as direct and indirect measures of shareholder value increase. The CEO’s overall compensation package has also been set at a level that we believe provides appropriate differentiation between CEO compensation and the compensation of other executive officers hired from time to time. Mr. Chambers’ compensation has been and will be determined by the Compensation Committee in accordance with the principles described above. Information on Mr. Chambers’ compensation for fiscal 2008 is set forth in the compensation tables. Although Mr. Chambers’ compensation was increased for fiscal 2008 when he became the Chairman of the Board, as noted above, Mr. Chambers did not receive an increase in compensation for fiscal 2009.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company’s chief executive officer or any of the company’s four other most highly compensated executive officers employed as of the end of the year. This limitation does not apply to compensation that is paid only if the executive’s performance meets pre-established objective goals based on performance criteria approved by stockholders. We have taken action, where possible and considered appropriate, to preserve the deductibility of compensation paid to the Company’s executive officers. The Company generally will be entitled to deduct compensation relating to cash incentives, option awards under the Incentive Plan, matching under our deferred compensation plan and other performance-based awards. We have also awarded compensation that might not be fully tax deductible if we determined that grants were nonetheless in the best interests of the Company and its shareholders. While the Company seeks to take advantage of favorable tax treatment for executive compensation where appropriate, we believe that the primary drivers for determining the amount and form of executive compensation must be the retention and motivation of superior executive talent.

We will continue to review the Company’s executive compensation practices and will seek to preserve tax deductions for executive compensation to the extent consistent with our objective of providing compensation arrangements necessary and appropriate to foster achievement of the Company’s business goals.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information regarding compensation paid for fiscal 2008 to the Company’s Chief Executive Officer, Chief Financial Officer and each of the other three most highly compensated executive officers (collectively, the “Named Executive Officers”).

						Change in
						Pension
						Value and
						Nonqualified
					Non-Equity	Deferred
			Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Awards	Awards	Compensation	Earnings	Compensation
Name & Principal Position	Year	($)	($)(a)	($)(b)	($)(c)	($)(d)	($)(e)	Total ($)

Norman C. Chambers,	2008	742,308	698,077	459,250	984,010	—	86,901	2,970,546
Chairman of the Board,	2007	687,705	766,942	923,173	354,834	—	54,727	2,787,381
President and Chief
Executive Officer(f)
Mark E. Johnson,	2008	294,231	123,167	—	326,691	—	34,965	779,054
Executive Vice President,	2007	229,231	89,596	—	87,441	—	17,095	423,363
Chief Financial Officer and
Treasurer
Mark W. Dobbins,	2008	303,019	124,989	32,175	309,963	—	31,725	801,871
Executive Vice President and	2007	276,923	90,481	49,836	106,450	—	21,828	545,518
Chief Operating Officer
Charles W. Dickinson,	2008	288,885	150,971	32,175	285,855	—	29,102	786,988
President of Metal	2007	277,692	116,463	49,836	106,450	—	19,817	570,258
Components Division
Keith E. Fischer,	2008	288,885	80,450	32,175	285,855	—	28,921	716,286
President of Robertson-Ceco Division	2007	280,000	45,942	49,836	106,450	—	21,194	503,422
A.R. Ginn,	2008	250,097	918,229	—	—	—	2,250	1,170,576
Former Chairman of the Board	2007	764,074	1,702,764	—	387,782	389,350	69,067	3,313,037
and Chief Executive Officer
Frances Powell Hawes,	2008	186,500	157,758	144,375	136,121	—	8,052	632,806
Former Executive Vice	2007	316,355	120,960	144,375	121,657	—	23,840	727,187
President and Chief
Financial Officer
Kelly R. Ginn,	2008	414,240	1,282,230	—	—	—	5,849	1,702,319
Former Executive Vice	2007	314,231	157,981	8,198	119,756	—	24,041	624,207
President, Operations

(a)	Amounts in the Stock Awards column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year, as determined under FASB Statement No. 123(R) (“FAS 123(R)”). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 14, “Share-Based Compensation” in the Notes to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended November 2, 2008, for a discussion of the relevant assumptions used in this determination. Shares generally vest in four equal annual installments, beginning on the first anniversary of the grant date, or in full when the executive retires from his employment with us, unless vesting is accelerated by the occurrence of certain limited events. Messrs. Chambers, Dobbins and Dickinson have received special long-term restricted stock grants that will vest in full only on retirement, as defined in the agreements governing such grants, unless vesting is accelerated by the occurrence of certain limited events. For additional information regarding these special long-term grants, please see “Compensation Discussion and Analysis — Determination and Administration of Compensation Programs and Amounts — Long-Term Incentive Compensation — Long-Term Restricted Stock Grants.”

(b)	We did not grant any option awards in fiscal 2007 or 2008. The amounts included in the “Option Awards” column represent the compensation cost we recognized in fiscal 2008 related to option awards in prior years, as described in FAS 123(R).

(c)	Consists of amounts paid under our Bonus Program. See “Compensation Discussion and Analysis — Determination and Administration of Compensation Programs and Amounts — Annual Bonus” for more information.

(d)	Represents the aggregate increase in actuarial present value and vesting of benefits under NCI’s supplemental retirement plan accrued during the fiscal year. For more information about the supplemental retirement plan, see “Executive

Compensation — Pension Benefits” Our Named Executive Officers did not receive any above-market or preferential earnings on nonqualified deferred compensation.

(e)	For 2008, includes:

	Mr.	Mr.	Mr.	Mr.	Mr.	Mr.	Ms.	Mr.
	Chambers	Johnson	Dobbins	Dickinson	Fischer	A.R. Ginn	Hawes	Kelly Ginn

Company 401K contribution	11,451	13,281	11,727	11,534	11,353	2,250	8,052	5,849
Company deferred compensation plan contribution	75,450	21,684	19,998	17,568	17,568	—	—	—

(f)	Mr. A.R. Ginn retired as Chairman of the Board effective December 31, 2007, at which time Mr. Chambers was appointed to such position.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of awards to each of the Named Executive Officers under the Incentive Plan during fiscal 2008:

									All
									Other	Grant
									Stock	Date
									Awards:	Fair
						Estimated Possible Payouts			Number of	Value of
						Under Equity Incentive Plan			Shares of	Stock and
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(a)			Awards(b)			Stock or	Option
	Grant	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Awards
Name	Date	Approval Date	($)	($)	($)	($)	($)	($)	($)(c)	($)

Mr. Chambers	12/15/2007	12/6/2007	225,000	750,000	N/A	56,250	375,000	562,500	375,000	496,875
Mr. Johnson	12/15/2007	12/6/2007	74,700	249,000	N/A	10,500	70,000	105,000	105,000	127,750
Mr. Dobbins	12/15/2007	12/6/2007	70,875	236,250	N/A	10,500	70,000	105,000	105,000	127,750
Mr. Dickinson	12/15/2007	12/6/2007	65,363	217,875	N/A	10,500	70,000	105,000	105,000	127,750
Mr. Fischer	12/15/2007	12/6/2007	65,363	217,875	N/A	10,500	70,000	105,000	105,000	127,750
Mr. A.R. Ginn	12/15/2007	12/6/2007	—	—	N/A	75,000	500,000	750,000	500,000	662,500
Ms. Hawes	12/15/2007	12/6/2007	30,000	100,000	N/A	15,000	100,000	150,000	100,000	132,500
Mr. Kelly Ginn	12/15/2007	12/6/2007	—	—	N/A	15,000	100,000	150,000	150,000	182,500

(a)	Represents threshold and target amounts payable under NCI’s Bonus Program which is earned during fiscal 2008. There is no maximum payout under the Bonus Program. Actual payouts with respect to fiscal 2008 are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

(b)	Represents the threshold, target and maximum value of each executive’s variable portion of their restricted stock award opportunity, as established in advance by the Compensation Committee. Payouts for awards shown in this column were made in December 2008 and will be reflected in our proxy statement for fiscal 2009. The actual number of shares awarded equals the dollar value of the award divided by the closing sale price of NCI’s Common Stock on the date of grant, or if the date of grant is not a trading day, on the last trading day prior to the date of grant. Each recipient of a restricted stock award is required to pay the Company an amount equal to the aggregate par value ($0.01 per share) of the award at the date of grant. Grants vest over four years, and vesting is accelerated upon a change in control or certain terminations of employment.

(c)	Represents the fixed portion of their restricted stock award opportunity.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning unexercised stock options and unvested restricted stock of each of our Named Executive Officers as of November 2, 2008:

	Option Awards				Stock Awards
					Number of		Market
		Number of			Shares		Value of
	Number of	Securities			or Units		Shares or
	Securities	Underlying			of Stock		Units of
	Underlying	Unexercised			That		Stock That
	Unexercised	Options (#)	Option	Option	Have Not		Have Not
	Options (#)	Unexercisable	Exercise	Expiration	Vested		Vested
Name	Exercisable	(a)	Price ($)	Date	(#)(a)		($)(b)

Mr. Chambers					64,516	(c)	1,199,998
					342	(d)	6,361
					377	(e)	7,012
					569	(f)	10,583
	1,500	—	18.30	5/29/13	8,712	(g)	162,043
	150,000	—	31.00	4/26/14	19,221	(h)	357,511
Mr. Johnson					2,000	(i)	37,200
	—	—	—	—	2,510	(g)	46,686
					4,942	(h)	91,921
Mr. Dobbins	4,000	—	16.50	1/20/10
	2,222	—	18.00	12/15/10
	2,614	—	15.30	6/15/11
	5,281	—	15.15	12/15/11
	2,286	—	17.50	6/15/12
	2,907	—	20.64	12/15/12
	3,311	—	18.12	6/15/13
	2,455	—	24.44	12/15/13
	1,988	—	30.18	6/15/14
	1,229	410	36.62	12/15/14	25,000	(c)	465,000
	1,356	452	33.19	6/15/15	2,928	(g)	54,461
	682	682	44.00	12/15/15	4,942	(h)	91,921
Mr. Dickinson	858	—	17.50	6/15/12
	727	—	20.64	12/15/12
	1,656	—	18.12	6/15/13
	1,842	—	24.44	12/15/13
	1,988	—	30.18	6/15/14
	1,229	410	36.62	12/15/14	25,000	(c)	465,000
	1,356	452	33.19	6/15/15	2,928	(g)	54,461
	682	682	44.00	12/15/15	4,942	(h)	91,921
Mr. Fischer	10,000	—	21.20	5/30/12
	3,429	—	17.50	6/15/12
	2,907	—	20.64	12/15/12
	3,311	—	18.12	6/15/13
	2,455	—	24.44	12/15/13
	1,988	—	30.18	6/15/14
	1,229	410	36.62	12/15/14
	1,356	452	33.19	6/15/15	2,928	(g)	54,461
	682	682	44.00	12/15/15	4,942	(h)	91,921
Mr. A.R. Ginn(k)	98,088	—	29.20	5/28/14	25,629	(h)	476,699
Ms. Hawes(l)	6,250	6,250	38.01	2/24/15	1,250	(j)	23,250
					283	(e)	5,264
					427	(f)	7,942
					3,485	(g)	64,821
					5,126	(h)	95,344
Mr. Kelly Ginn(m)	2,143	—	17.50	6/15/12
	3,634	—	20.64	12/15/12	—		—
	4,139	—	18.12	6/15/13

(a)	Options and restricted stock generally become exercisable, except as noted, in four equal annual installments after the date of grant. In addition, such awards become fully vested and exercisable upon change of control and restricted stock becomes fully vested and exercisable upon termination without cause or upon termination for good reason.

(b)	This column represents the closing price of our Common Stock on October 31, 2008, the last business day of fiscal 2008, of $18.61 multiplied by the number of shares of restricted stock less the par value of the shares paid by the grantee.

(c)	Vests upon retirement at or after age 65.

(d)	Vested on December 15, 2008.

(e)	Vests on June 15, 2009.

(f)	Vests ratably on December 15th of 2008 and 2009.

(g)	Vests ratably on December 15th of 2008, 2009 and 2010.

(h)	Vests ratably on December 15th of 2008, 2009, 2010 and 2011.

(i)	Vests ratably on February 6th of 2009 and 2010.

(j)	Vests on February 14, 2009.

(k)	Mr. A.R. Ginn resigned as Chief Executive Officer of NCI on December 31, 2006 and as Chairman of the Board effective December 31, 2007. His options will remain exercisable through the term of the options, provided that he remains in employment with NCI, and his restricted stock and option awards will continue to vest in accordance with the award agreements pursuant to which they were made.

(l)	Ms. Powell Hawes resigned from her position of Executive Vice President, Chief Financial Officer and Treasurer on March 31, 2008. According to the terms of her employment agreement with us, any restricted stock awards granted prior to December 31, 2007 and stock options granted prior to March 27, 2008, will continue to vest in accordance with the award agreements pursuant to which they were made. Restricted stock awards granted after December 31, 2007 will cease vesting on March 31, 2009.

(m)	Kelly Ginn resigned from his position of Executive Vice President of Operations on March 31, 2008. Pursuant to the terms of his consulting agreement with us, any restricted stock awards granted to Mr. Ginn prior to December 31, 2007 would fully vest as of March 30, 2008. The terms of Mr. Ginn’s nonqualified option agreements will continue to govern with respect to option awards previously granted to him.

Option Exercises and Stock Vested

The following table sets forth information concerning exercises of stock options and vesting of restricted stock of each of our Named Executive Officers during fiscal 2008:

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized on	Acquired on Vesting	Value Realized on
Name	Exercise (#)	Exercise ($)(a)	(#)	Vesting(b)

Mr. Chambers	—	—	16,950	415,206
Mr. Johnson	—	—	1,836	49,362
Mr. Dobbins	—	—	975	25,194
Mr. Dickinson	—	—	975	25,194
Mr. Fischer	—	—	975	25,194
Mr. A.R. Ginn	—	—	102,798	2,958,526
Ms. Hawes	—	—	2,907	83,924
Mr. Kelly Ginn	—	—	69,579	1,683,116

(a)	This column represents the market price less the exercise price multiplied by the number of options exercised. During fiscal 2008, there were no options exercised.

(b)	This column represents the market price on the vesting date multiplied by the number of shares of restricted stock, less the par value of shares paid by the grantee.

Nonqualified Deferred Compensation Plans

The following table sets forth information concerning nonqualified deferred compensation benefits of each of our Named Executive Officers during fiscal 2008:

	Executive	Registrant		Aggregate	Aggregate
	Contributions in	Contributions in	Aggregate	Withdrawals/	Balance
	Last FY	Last FY	Losses in	Distributions	at Last FY(c)
Name	($)(a)	($)(b)	Last FY ($)	($)	($)

Mr. Chambers	117,120	75,450	(121,081)	—	383,422
Mr. Johnson	43,424	21,684	(12,231)	—	77,105
Mr. Dobbins	98,947	19,998	(45,186)	—	143,403
Mr. Dickinson	50,763	17,568	(23,212)	—	83,463
Mr. Fischer	97,096	17,568	(57,958)	—	113,038
Mr. A.R. Ginn	32,093	—	(35,507)	(278,929)	—
Ms. Hawes	22,899	—	(15,262)	—	53,290
Mr. Kelly Ginn	33,540	—	(19,660)	(60,638)	—

(a)	Executive contributions in last fiscal year are included in such executive’s salary and bonus amounts, as applicable, as reported in the Summary Compensation Table.

(b)	Registrant contributions in last fiscal year are included in all other compensation in the Summary Compensation Table.

(c)	Of the totals in this column, the following amounts were reported as compensation in the “Summary Compensation Table” of our proxy statements in previous years: Mr. Chambers — $268,678, Mr. Johnson — $88,307, Mr. Dobbins — $156,600, Mr. Dickinson — $106,019, Mr. Fischer — $153,537, Mr. A.R. Ginn — $116,209, Ms. Hawes — $66,967 and Mr. Kelly Ginn — $77,303.

Please see “Compensation Discussion and Analysis — Retirement Benefits — Deferred Compensation Plan” for a description of our Deferred Compensation Plan.

Pension Benefits

The following table sets forth information concerning supplemental retirement benefits for each of our participating Named Executive Officers as of November 2, 2008:

		Number of Years	Present Value of
		Credited	Accumulated	Payments
		Service	Benefit	During
Name	Plan Name	(#)	($)	Last Fiscal Year

Mr. A.R. Ginn	Supplemental Retirement Plan	N/A	1,249,378	200,000

We maintain a supplemental retirement plan, which is a nonqualified, unfunded benefit plan under which Mr. Ginn receives monthly benefits at an amount determined by our Board. Mr. Ginn became vested in his retirement benefit under the plan at the rate of 20% for each year of service with us and is fully vested. He has agreed not to compete with us in the ten-year period during which he receives benefits pursuant to the plan.

Employment Agreements

Chambers Employment Agreement.  On April 12, 2004 we entered into a ten-year employment agreement with Mr. Chambers. The agreement provides for Mr. Chambers to receive: (i) a base salary of not less than $400,000 per year; (ii) an annual bonus calculated pursuant to the terms of our existing bonus program, with Mr. Chambers being considered a “Level I” participant for purposes thereof; (iii) a lump sum payment of $250,000 payable upon commencement of Mr. Chambers’ employment in consideration for sums he would have been entitled to but forfeited upon his termination of his employment with his prior employer; (iv) a grant under the Incentive Plan of 200,000 nonqualified options to purchase our Common Stock at an exercise price of $31.00 per share, subject to the terms and conditions set forth in a separate Nonqualified

Stock Option Agreement; (v) the right to receive semi-annual grants of additional options to purchase our Common Stock as a “Level SE1” participant under the Incentive Plan in the discretion of the compensation committee of our Board; (vi) a grant of 50,000 shares of our Common Stock under the Incentive Plan pursuant to the terms of a separate Restricted Stock Agreement; (vii) a special long-term restricted stock award of a number of shares of our Common Stock having an aggregate fair market value of approximately $2 million, subject to the terms of a separate Restricted Stock Agreement; (viii) health insurance and other benefits available to other members of senior management as well as a car allowance plus reimbursement for automobile insurance and mileage incurred which is related to business use; and (ix) four weeks paid vacation per year.

The employment agreement also provides for certain payments to be made upon the termination of Mr. Chambers’ employment with us. If Mr. Chambers is terminated for cause or resigns without good reason (each as defined under the employment agreement), then he will be entitled to receive only salary and benefits earned by him or accrued for his account through the date of his termination. If, however, Mr. Chambers is terminated without cause or resigns for good reason, he will continue to receive his base salary for the term of the employment agreement on the same terms as he received it while an employee. If Mr. Chambers is terminated without cause or resigns for good reason within two years after a change in control (as defined in the employment agreement), then he shall receive, within seven days of such termination, a lump-sum payment equal to the present value of all future payments of base salary owed to him under the employment agreement.

Mr. Chambers is subject to certain confidentiality obligations during and after his employment with us. In addition, Mr. Chambers is subject to certain noncompetition and nonsolicitation provisions for a period equal to three years following the longer of (i) the date of his termination of employment with us, and (ii) the end of the period during which Mr. Chambers is entitled to receive compensation payments from us under the employment agreement.

A.R. Ginn Separation and Consulting Agreement.  We have entered into a separation and consulting agreement with Mr. A.R. Ginn (the “Consulting Agreement”) that provides, among other things, that from his retirement at December 31, 2007 until December 31, 2017, Mr. A.R. Ginn will serve the Company in a consultant capacity, be paid a salary and will be eligible to participate in our group health and medical benefit programs (including long-term healthcare coverage, if any, which is made available to employees of the Company) on the same terms available to our employees generally.

From January 1, 2008 through December 31, 2009, Mr. A.R. Ginn will receive a base salary of $200,000 per annum, and from January 1, 2010 through the Termination Date, a base salary of $100,000 per annum. He is not eligible for a bonus unless it is approved by senior management of our Board in their discretion.

Pursuant to the Consulting Agreement, Mr. A.R. Ginn received an award of restricted stock pursuant to our Incentive Plan in December 2007, which vests ratably over four years subject to Mr. A.R. Ginn’s continued service to the Company and has terms consistent with the terms generally applicable to other executive officers of the Company; provided, however, such award does not provide for full vesting solely due to Mr. A.R. Ginn’s attainment of retirement age. All other awards granted to Mr. A.R. Ginn prior to December 31, 2006 vested fully as a result of his retirement, on January 1, 2008.

Under the Consulting Agreement, if Mr. A.R. Ginn’s employment is terminated without cause or due to disability, he will be entitled to continued benefits as if no termination had occurred. In the event of his death, salary payments and group health coverage will continue to be provided to his surviving spouse (if any) through the Termination Date. If any successor to all or substantially all of the business or assets of NCI fails to either expressly assume the Consulting Agreement or assume it by operation of law, Mr. A.R. Ginn shall be entitled to an accelerated cash payout of his remaining salary and the value of his health care benefits, without reduction for early payment, subject to limitations on acceleration imposed by applicable tax law.

Mr. A.R. Ginn is subject to certain confidentiality obligations during and after his employment with us, and is also subject to certain noncompetition and nonsolicitation provisions until December 31, 2012.

Frances P. Hawes Employment Agreement.  On March 27, 2008, we entered into an employment agreement with Ms. Hawes that provides, among other things, that from her retirement on March 31, 2008 until March 31, 2009, Ms. Hawes will continue to serve the Company in an employee capacity, be paid a salary (at a rate of 3 / 12 her prior base salary on an annualized basis, or $83,000), continue to participate in our employee benefit plans and programs and will be eligible to participate in our group health and medical benefit programs, on the same terms available to our employees generally.

Kelly R. Ginn Consulting Agreement.  On March 27, 2008, we entered into an consulting agreement with Mr. Kelly Ginn that provides, among other things, that from his retirement on March 31, 2008 until March 31, 2009, Mr. Kelly Ginn will continue to serve the Company in a consulting capacity on an as-needed basis (but no more than twenty (20) hours per month), continue to be paid his base salary and will be eligible to participate in our group health and medical benefit programs, on the same terms available to our employees generally.

Mr. Kelly Ginn is subject to certain confidentiality obligations during and after his consulting work with us, and is also subject to certain noncompetition and nonsolicitation provisions until March 31, 2014.

Long-Term Restricted Stock Grants.  Several of our executive officers have received special long-term restricted stock awards. The agreements for those awards provide that each such grantee has the right to vote the shares and to receive dividends paid by us, whether in cash or stock, but may not transfer the shares until they are vested. The shares of restricted stock of each grantee vest when such grantee retires from his employment with us at or after attaining age 65. The shares of restricted stock will vest immediately if the grantee dies or becomes disabled while employed by us, is terminated without cause or resigns for good reason (each as defined under the agreement) or if there is a change in control of NCI. The grantee will forfeit the shares of restricted stock if such grantee’s employment with us is terminated for any other reason, including voluntary termination or resignation without good reason (as defined under the agreement) or termination of employment by us with cause. In addition, each grantee must comply with a covenant not to compete with us for the five years immediately following his receipt of any vested shares under his restricted stock award. If the grantee breaches his covenant not to compete, such grantee must either return to us the shares granted to him pursuant to the special long-term grant, if he still owns them, or pay us the then current market value of the shares if he does not then own them. For more information regarding the special long-term restricted stock grants, see “Compensation Discussion and Analysis — Determination and Administration of Compensation Programs and Amounts — Long-Term Incentive Compensation — Long-Term Restricted Stock Grants” and “Executive Compensation — Outstanding Equity Awards at Fiscal Year-End.”

Employment Agreements for Executive Officers.  In fiscal 2007, we also adopted employment agreements for each executive officer who did not already have a change of control benefit by virtue of a long-term restricted stock award or other agreement that provided benefits upon a change of control. We also adopted a severance policy for middle management personnel. Pursuant to each of these agreements, we must pay each executive officer party to such an agreement, a base salary at the current annualized rate. Each executive officer party to an employment agreement is also entitled to participate in our Bonus Program. Please refer to “Compensation Discussion and Analysis — Determination and Administration of Compensation Programs and Amounts — Base Salary” and “— Annual Bonus” for more information regarding our payment scheme. Pursuant to these agreements, our executive officers serve in an at-will capacity and we may terminate employment at any time with or without cause. If employment is terminated for any reason other than termination in connection with a change in control, the executive officer will be entitled to receive the portion of such officer’s earned annual base salary through the date of termination and any bonus to which such officer is entitled pursuant to the Bonus Program. Following a change in control or a potential change in control, the executive officer is entitled to receive a certain specified amount times his or her annual base salary and medical and dental coverage for a period of up to 18 months. Each executive officer is further bound by a covenant not to compete with us for the term of his or her employment and, in the event such executive officer receives a change in control payment, for a period of two (2) years following such executive officer’s termination.

Potential Payments upon Termination or Change-in-Control

The following table estimates the value of the termination payments and benefits that each of our Named Executive Officers would receive if his or her employment terminated or a change of control occurred on October 31, 2008 (the last business day of fiscal 2008) under the circumstances shown and making the indicated assumptions. The table excludes (i) amounts accrued through fiscal year-end that would be paid in the normal course of continued employment, such as accrued but unpaid salary, (ii) benefits generally available to all of our salaried employees and (iii) excludes stock options as the strike price was below the stock price at October 31, 2008.

				Termination
				without	Termination by
				Cause or by	Executive
		Change in	Termination	Executive	without
		Control	for	for Good	Good	Retirement or		Death
Name	Benefit	($)(a)	Cause ($)	Reason ($)	Reason ($)	Disability ($)		($)

Mr. Chambers	Severance Payment(b)	3,226,120	—	4,117,500	—	—		—
	Accelerated Stock Vesting(c)(d)	1,743,508	—	1,023,510	—	1,743,508		1,743,508
	Life Insurance(e)	N/A	N/A	N/A	N/A	N/A		100,000

Mr. Johnson	Accelerated Stock Vesting(c)	175,807	—	175,807	—	175,807		175,807
	Life Insurance(e)	N/A	N/A	N/A	N/A	N/A		100,000
	Change in Control Employment Agreement(f)	678,463	—	—	—	—		—

Mr. Dobbins	Accelerated Stock Vesting(c)(d)	611,382	—	244,218	—	611,382		611,382
	Life Insurance(e)	N/A	N/A	N/A	N/A	N/A		100,000

Mr. Dickinson	Accelerated Stock Vesting(c)(d)	611,382	—	301,320	—	611,382		611,382
	Life Insurance(e)	N/A	N/A	N/A	N/A	N/A		100,000

Mr. Fischer	Accelerated Stock Vesting(c)	146,382	—	146,382	—	146,382		146,382
	Life Insurance(e)	N/A	N/A	N/A	N/A	N/A		100,000
	Change in Control Employment Agreement(f)	595,463	—	—	—	—		—
Mr. A.R. Ginn(g)	Severance Payment(h)	—	—	1,000,000(j )	—	1,000,000(k	)	1,000,000
	Supplemental Benefit(i)	1,249,378	—	1,800,000(j )	1,800,000	1,800,000(k	)	1,800,000
	Health Insurance	—	—	54,714(j )	—	54,714(k	)	54,714

Ms. Hawes	Severance payment(l)	34,583	—	34,583	—	34,583		34,583
	Accelerated Stock Vesting(c)	196,621	—	196,621	—	196,621		196,621
	Life Insurance(e)	N/A	N/A	N/A	N/A	N/A		100,000

Mr. Kelly Ginn	Severance payment(m)	153,009	—	153,009	—	153,009		153,009
	Life Insurance(e)	N/A	N/A	N/A	N/A	N/A		100,000

(a)	Payable upon termination without cause or for good reason following a change in control.

(b)	Severance payment under Mr. Chambers’ employment agreement. Upon a change of control, Mr. Chambers will receive a lump-sum payment equal to the present value of his annual salary for the remaining term of the agreement, while upon a termination without cause or for good reason, Mr. Chambers will receive his then-current salary paid annually for the remaining term of the agreement (5.5 years at November 2, 2008). Please see “— Employment Agreements — Chambers Employment Agreement.”

(c)	Based upon the closing price per share of NCI’s Common Stock on the New York Stock Exchange on October 31, 2008 of $18.61, multiplied by the number of shares of restricted stock that would vest upon occurrence of the event indicated on October 31, 2008, less the par value of the shares paid by the executive. The executive officer is required to forfeit shares received as restricted stock if he or she does not comply with certain noncompetition and nonsolicitation requirements.

(d)	Messrs. Chambers, Dobbins and Dickinson have received special long-term restricted stock grants that will vest in full only on retirement, as defined in the agreements governing such grants, unless vesting is accelerated by the occurrence of certain limited events, as indicated in the table above. For additional information regarding these special long-term grants, please see “Compensation Discussion and Analysis — Determination and Administration of Compensation Programs and Amounts — Long-Term Incentive Compensation — Long-Term Restricted Stock Grants.”

(e)	Under the executive officer’s employment agreement, the executive officer’s designated beneficiaries would have been entitled to the amounts set forth in the table above if the officer had died in fiscal 2008.

(f)	Upon a change in control, executive will be entitled to receive two times his annual base salary at the highest annualized rate in effect during the one year period immediately preceding the date of the change in control event.

(g)	Mr. A.R. Ginn retired as chairman of the Board on December 31, 2007.

(h)	Under the agreement relating to his retirement, Mr. Ginn is entitled to receive his salary for the remaining term of the agreement if he is terminated without cause or becomes disabled. Upon his death, his spouse is entitled to receive his salary for the remaining term of the agreement until her death. Please see “— Employment Agreements — A.R. Ginn Separation and Consulting Agreement.”

(i)	Mr. A.R. Ginn is a participant in our supplemental retirement plan. Under such plan, he is entitled to the amounts shown above following his retirement with us. Under a change of control, Mr. A.R. Ginn will receive a lump-sum payment equal to the present value of future payments. Please see “Executive Compensation— Pension Benefits.”

(j)	Mr. A.R. Ginn will receive payment upon termination without cause only.

(k)	Mr. A.R. Ginn will receive payment upon disability only.

(l)	Pursuant to her current employment agreement with NCI, Ms. Hawes received her base salary as of March 27, 2008 on an annualized basis until March 31, 2008. From March 31, 2008 through March 31, 2009, Ms. Hawes is entitled to receive a salary of $83,000, or 3 / 12 of her annualized base salary as of March 27, 2008. Please see “— Employment Agreements — Frances P. Hawes Employment Agreement.”

(m)	According to the terms of his current consulting agreement with NCI, Mr. Kelly Ginn is entitled to receive his base salary as of March 27, 2008 until March 31, 2009, payable in accordance with NCI’s regular payroll practices. Please see “— Employment Agreements — Kelly R. Ginn Consulting Agreement.”

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of our Board is responsible for determining executive compensation. Mr. Breedlove, Mr. Edwards, Mr. Forbes, Mr. Hawk, Mr. Pieper and Mr. Sterling were the only members of the Compensation Committee during fiscal 2008. None of the Compensation Committee members were at any time during fiscal 2008, or at any other time, an officer or employee of NCI or any of our subsidiaries. No member on the Compensation Committee serves as a member of the board or compensation committee of any entity that has one or more executive officers serving as a member of our Board or compensation committee.

UPDATE TO EXECUTIVE OFFICER COMPENSATION MATTERS

Occurrence of a Change in Control or Change of Control

The consummation of the Equity Investment constituted a change of control or change in control, as applicable, for purposes of the agreements and plans described below, which entitled our executive officers to additional or accelerated payments and benefits under these agreements and plans as described below.

Vesting of Equity Compensation.  All outstanding and unvested stock options to acquire shares of our Common Stock vested in full as of the consummation of the Equity Investment and, except with respect to the special long term restricted stock awards granted to Messrs. Chambers, Dobbins and Dickinson (as described below), all restricted shares of our stock vested in full as of the consummation of the Equity Investment. The number of unvested stock options that vested as of the consummation of the Equity Investment (each, with an exercise price of $44.00 per share) held by each of Messrs. Dobbins, Dickinson and Fischer (who are our only executive officers named in the compensation tables with unvested options) were 341, 341 and 341, respectively. The number of unvested shares of restricted Common Stock held by each of Messrs. Chambers, Johnson, Dobbins, Dickinson and Fischer that vested as of the consummation of the Equity Investment and became free of restrictions are 51,423, 26,125, 25,404, 23,988, and 23,988, respectively. This number of unvested shares of restricted Common Stock includes grants made to these individuals in December, 2008 and October, 2009.

Vesting of Deferred Compensation.  Pursuant to the terms of our Deferred Compensation Plan (“DCP”), participants are generally fully vested in amounts credited to their DCP accounts, except for “Company

Contribution Amounts” and “Company Restoration Matching Amounts” (each, as defined in the DCP). Any unvested Company Contribution Amounts and Company Restoration Matching Amounts in participants’ DCP accounts became vested upon consummation of the Equity Investment. Messrs. Chambers and Johnson became vested in approximately $24,056 and $18,752, respectively, of Company Restoration Matching Amounts. We have not made any Company Contribution Amounts to participants’ DCP accounts and elected in 2009 to discontinue making Company Restoration Matching Amounts. The DCP also permits participants to elect to have their account balances paid out upon a change in control. Messrs. Dobbins and Dickinson are the only executive officers named in the compensation tables who have their account balances paid out upon a change in control and, as such, their account balances under the DCP has been paid out in connection with the consummation of the Equity Investment.

Modification of Management Arrangements

Prior to completion of the Equity Investment, we amended the DCP, the rabbi trust that funds the DCP, our severance plan, employment agreements with ten of our senior executives and restricted stock award agreements with three of our senior executives. Below is a brief description of the amendments.

Deferred Compensation Plan and Related Trust.  The amendment to the DCP eliminated the right to appoint a third-party administrator of the DCP after the closing. Similarly, the rabbi trust that is a source of funding for obligations under the DCP was amended so that certain administrative protections that would have gone into effect following a change in control did not apply as a result of the Equity Investment. In addition, as a result of the amendment, the requirement to fully fund the rabbi trust upon a change of control did not apply as a result of the Equity Investment.

Employment Agreements with Senior Executives.  We are a party to employment agreements with ten of our senior executives, including Messrs. Chambers, Johnson, Dobbin, Dickinson and Fischer. We and these senior executives have entered into amendment agreements with respect to these employment agreements. In general, the amendment agreements modify the “good reason” definition in each executive’s employment agreement. In addition, the amendment agreement for Mr. Chambers revises Mr. Chambers’ employment agreement to provide that he will be entitled to a cash severance payment equal to the greater of (1) two times his base salary and (2) his base salary through April 30, 2014, upon a termination of his employment without “cause” or for “good reason.” (Prior to the amendment, Mr. Chambers was entitled to receive his base salary through April 30, 2014 upon a termination of his employment without “cause” or for “good reason.”) Assuming that Mr. Chambers experiences a qualifying termination on November 1, 2009, the amount of cash severance to which he would be entitled under his employment agreement is approximately $3.1 million. Assuming that Messrs. Johnson, Dobbins, or Dickinson each experiences a qualifying termination on November 1, 2009, the amount of cash severance to which he would be entitled under his employment agreement is approximately the following: Mr. Johnson, $664,000; Mr. Dobbins, $630,000; Mr. Dickinson $581,000. Effective as of October 26, 2009, Mr. Fischer resigned his position as President of the Robertson-Ceco Division. Mr. Fischer experienced a qualifying termination and, upon his execution and non revocation of a release of claims against the Company, he will be entitled to his severance amount of $581,000. Other than Mr. Fischer, none of these executives has terminated his employment or expressed an intention to terminate his employment with us.

Modification to Restricted Stock Vesting.  In addition, pursuant to the amendment agreements, each of Messrs. Chambers, Dobbins and Dickinson has waived his right to accelerated vesting of 64,516, 25,000 and 25,000 restricted shares, respectively, as a result of the Equity Investment, and we have agreed that these restricted shares will continue to vest in accordance with their terms or, if earlier, upon a termination of the executive’s employment without “cause” or for “good reason.”

Restricted Stock Grants

As described above (see “Compensation Discussion & Analysis” — “Long Term Incentive Compensation”), in December 2008 we granted the following number of shares of restricted stock to our Named Executive Officers:

Mr. Chambers	30,914
Mr. Johnson	7,728
Mr. Dobbins	7,728
Mr. Dickinson	7,174
Mr. Fischer	7,174

However, the figures above represented only 75% of the full number of shares of restricted stock intended to be made to each executive officer. This lesser number was granted because the number of shares of Common Stock available under our equity compensation plan was insufficient to make the full intended grant. At our annual meeting in 2009, our shareholders approved the issuance of an additional 1,060,000 shares of Common Stock under our equity compensation plan. In October, 2009, we granted the remaining 25% of the shares of restricted stock to the intended recipients, including our Named Executive Officers, other than Mr. Chambers, who waived his right to an award. The following chart lists the number of shares of restricted stock granted to our Named Executive Officers other than Mr. Chambers:

Mr. Johnson	12,017
Mr. Dobbins	12,017
Mr. Dickinson	11,155
Mr. Fischer	11,155

BOARD OF DIRECTORS

Independence and Meetings

Prior to the closing of the Equity Investment we had a majority of independent directors on our Board as required by the listing standards of the NYSE; however, as a “controlled company” we are no longer required to have a majority of independent directors. Our Board determined, after considering all of the relevant facts and circumstances, that Mr. Forbes, Mr. Kremer and Mr. Martinez are independent from our management, as “independence” is defined by the rules and regulations of the SEC and the listing standards of the NYSE. In addition, our Board has determined that, upon their appointment to the Board effective on or after the eleventh day following the mailing by us of this Information Statement, Ms. Affeldt and Mr. Holland will be independent from our management, as “independence” is defined by the rules and regulations of the SEC and the listing standards of the NYSE. This means that none of the independent directors had any direct or indirect material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. None of the directors whom our Board has determined are independent had any relationships with NCI.

Our Board met seven times during the fiscal year ended November 2, 2008. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board (held during the period for which he has been a director) and (ii) the total number of meetings held by all committees of the Board on which he served (during the periods that he served). It is our policy to schedule a meeting of the Board on the date of the Annual Meeting, and we encourage all of our directors to attend that meeting. All of our then current directors attended last year’s Annual Meeting.

Our non-management directors meet without the presence of management at regularly scheduled executive sessions. These executive sessions occur before or after regularly scheduled meetings of our Board. The presiding director of these executive sessions is the Chairman of the Nominating and Corporate Governance Committee. For information on how you can communicate with our non-management directors, please see “Communications With Our Board.”

Board Committees

Our Board has appointed five committees — the Executive Committee, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Affiliate Transactions Committee.

Executive Committee

The Executive Committee is generally authorized to act on behalf of our Board between scheduled meetings of our Board to the fullest extent permitted by Delaware corporate law; however, the Executive Committee does not have the authority to approve amendments to our charter or By-Laws or approve specified extraordinary corporate transactions. The Executive Committee operates under a charter adopted by our Board, a copy of which is available on our website at www.ncilp.com under the heading “Investor Relations — Corporate Governance.”

The members of the Executive Committee are Mr. Berges, Mr. Chambers, Mr. Forbes and Mr. Sleeper, with Mr. Berges serving as Chairman. The Executive Committee met seven times during the fiscal year ended November 2, 2008.

Audit Committee

The Audit Committee is responsible for engaging and discharging the independent auditors and for monitoring audit functions and procedures. The Audit Committee provides assistance to the Board regarding the corporate accounting and reporting practices of NCI and the quality and integrity of its financial reports. The Audit Committee met six times during the fiscal year ended November 2, 2008.

The members of the Audit Committee are Mr. Forbes, Mr. Kremer and Mr. Martinez, with Mr. Forbes serving as Chairman. Effective on or after the eleventh day following the mailing by us of this Information Statement and concurrently with the appointment of Mr. Holland as a director, the members of the Audit Committee will be Mr. Forbes, Mr. Holland and Mr. Martinez. Mr. Forbes will continue to serve as Chairman.

The Audit Committee is composed solely of directors who are not our officers or employees, have the requisite financial literacy to serve on the Audit Committee, as determined by our Board, and whom our Board has determined are “independent” under the standards of the NYSE and the rules and regulations of the SEC.

Our Board, after reviewing all of the relevant facts, circumstances and attributes, has determined that Mr. Forbes is an “audit committee financial expert” as defined by Item 407(d)(5)(ii) of SEC Regulation S-K.

The Audit Committee operates under an Audit Committee Charter adopted by our Board, a copy of which is available on our website at www.ncilp.com under the heading “Investor Relations — Corporate Governance.”

Compensation Committee

The Compensation Committee is responsible for reviewing and making recommendations to our Board on all matters relating to compensation and benefits provided to executive management, subject to, and in accordance with, the Stockholders Agreement. The Compensation Committee met four times during the fiscal year ended November 2, 2008.

The members of the Compensation Committee are Mr. Martinez and Mr. Sleeper. Effective on or after the eleventh day following the mailing by us of this Information Statement and concurrently with the appointment of Mr. Holland and Ms. Affeldt as directors, the members of the Compensation Committee shall be Ms. Affeldt, Mr. Holland and Mr. Sleeper. Ms. Affeldt will serve as Chairperson of the Compensation Committee.

The Compensation Committee operates under a Compensation Committee Charter adopted by our Board, a copy of which is available on our website at www.ncilp.com under the heading “Investor Relations — Corporate Governance.”

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible, subject to and in accordance with the Stockholders Agreement, for reviewing and interviewing qualified candidates to serve on our Board and, subject to and in accordance with the Stockholders Agreement, as further described in “Background” and “Change In Control Of The Company” above, to make nominations to fill vacancies on our Board and to select the management nominees for the directors to be elected by our stockholders at each Annual Meeting. In addition, the Nominating and Corporate Governance Committee is responsible for evaluating, implementing and overseeing the standards and guidelines for the governance of the Company, including monitoring compliance with those standards and guidelines, as well as overseeing succession planning and evaluating the performance of our Board. The members of the Nominating and Corporate Governance Committee are Mr. Berges, Mr. Forbes and Mr. Sleeper, with Mr. Berges serving as the Chairman. The Nominating and Corporate Governance Committee met four times during the fiscal year ended November 2, 2008.

The Nominating and Corporate Governance Committee operates under a Nominating and Corporate Governance Committee Charter adopted by our Board, a copy of which is available on our website at www.ncilp.com under the heading “Investor Relations — Corporate Governance.” Our Corporate Governance Guidelines, adopted by our Board, a copy of which is available on our website at www.ncilp.com under the heading “Investor Relations — Corporate Governance” include the criteria our Board believes are important in the selection of director nominees.

Our Board believes that a nominee for director should be, about to be or have been a senior manager, chief operating officer, chief financial officer or chief executive officer of a relatively complex organization such as a corporation, university, foundation or governmental entity or unit or, if in a professional or scientific capacity, be accustomed to dealing with complex problems, or otherwise have obtained and excelled in a position of leadership. In addition, directors and nominees for director should have the education, experience, intelligence, independence, fairness, reasoning ability, practical wisdom and vision to exercise sound, mature judgments on a macro and entrepreneurial basis and should have high personal and professional ethics, strength of character, integrity and values. Directors and nominees for director also should be free and willing to attend regularly scheduled meetings of our Board and its committees and otherwise able to contribute a reasonable amount of time to our affairs, with participation on other boards of directors encouraged to provide breadth of experience to our Board. The age at the time of election of any nominee for director should be such to assure a minimum of three years of service as a director.

Subject to and in accordance with the terms of the Stockholders Agreement, as further described in “Background” and “Change In Control Of The Company” above, in identifying and evaluating nominees for director, the Nominating and Corporate Governance Committee first looks at the overall size and structure of our Board to determine the need to add or remove directors and to determine if there are any specific qualities or skills that would complement the existing strengths of our Board.

The Nominating and Corporate Governance Committee uses multiple sources for identifying and evaluating nominees for directors including referrals from our current directors and management, as well as input from third party executive search firms. The Chairman of the Nominating and Corporate Governance Committee and our Chairman of the Board will then interview qualified candidates. Qualified candidates are then invited to meet the remaining members of the Nominating and Corporate Governance Committee. The remaining directors also have an opportunity to meet and interview qualified candidates. The Nominating and Corporate Governance Committee then determines, based on the background information and the information obtained in the interviews, whether to recommend to the Board that a candidate be nominated to our Board.

In fiscal 2007, the Nominating and Corporate Governance Committee and the Board determined that, in light of the scheduled retirement of A.R. Ginn, the Board had a need to add directors with expertise in the area of manufacturing operations. The Nominating and Corporate Governance Committee engaged an executive search firm to search for individuals qualified to become directors of NCI and having the requisite experience. As a result of this search, the Nominating and Corporate Governance Committee recommended that Larry D. Edwards and Ed. L. Phipps become directors of NCI, and they were elected to the Board effective January 1, 2008.

Pursuant to and in accordance with the Stockholders Agreement, for so long as the CD&R Funds hold voting power equal in the aggregate to at least 10% of the aggregate voting power held by the CD&R Funds immediately following the closing of the Equity Investment, the CD&R Funds are entitled to nominate or designate to serve on the Board a number of individuals proportionate to the CD&R Funds’ percentage of the voting power of the Company at the relevant time (and to nominate or designate the replacements for such directors). At each annual meeting or special meeting of stockholders at which any directors of the Company are to be elected, the Company will take all corporate and other actions necessary to cause the applicable CD&R Funds’ nominees or designees to be nominated for election to the Board and the Company will solicit proxies in favor of the election of such nominees or designees to be elected at such meeting.

Further, pursuant to and in accordance with the Stockholders Agreement, for so long as stockholders unaffiliated with the CD&R Funds own in the aggregate at least 5% of the voting power of the Company, the Company’s Board will include (i) at least two (2) directors who will not be appointed or designated by the CD&R Funds and will be independent of both the CD&R Funds and the Company (the “Unaffiliated Shareholder Directors”) and (ii) the Chief Executive Officer of the Company. One (1) Unaffiliated Shareholder Director will sit on each committee of the Board, except for the Affiliate Transactions Committee, whose members include two members who are Unaffiliated Shareholder Directors.

The Nominating and Corporate Governance Committee will consider qualified nominees that are recommended by stockholders. Stockholders may submit recommendations to the Nominating and Corporate Governance Committee in care of our Chairman of the Board and Secretary at our address set forth on page one of this Information Statement.

Except as otherwise set forth in the Stockholders Agreement, to be considered by the Nominating and Corporate Governance Committee, stockholder nominations must be submitted before our fiscal year-end and must be accompanied by a description of the qualifications of the proposed candidate and a written statement from the proposed candidate that he or she is willing to be nominated and desires to serve, if elected. Subject to the requirements of the Stockholders Agreement, described above, nominees for director who are recommended by our stockholders will be evaluated in the same manner as any other nominee for director.

Nominations by stockholders for seats on the Board not required to be filled by the CD&R Funds’ designees may also be made at an annual meeting of stockholders in the manner provided in our By-Laws. Our By-Laws provide that a stockholder entitled to vote for the election of directors may make nominations of persons for election to our Board at a meeting of stockholders by complying with required notice procedures. To be timely, nominations must be received at our principal executive offices not less than 90 or more than 110 days before any annual meeting of stockholders. If, however, notice or prior public disclosure of an annual meeting is given or made less than 90 days before the date of the annual meeting, the notice must be received no later than the 10th day following the date of mailing of the notice of the annual meeting or the date of public disclosure of the date of the annual meeting, whichever is earlier.

The notice must specify:

•	as to each person the stockholder proposes to nominate for election or re-election as a director:

•	the name, age, business address and residence address of the person;

•	the principal occupation or employment of the person;

•	the class and number of shares of our capital stock that are owned of record or beneficially by the person; and

•	any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors under Regulation 14A of the Exchange Act; and

as to the stockholder giving the notice:

•	the name and record address of the stockholder and any other stockholder known to be supporting the nominee; and

•	the class and number of shares of our capital stock that are owned of record or beneficially by the stockholder making the nomination and by any other supporting stockholders.

We may require that the proposed nominee furnish us with other information as we may reasonably request to assist us in determining the eligibility of the proposed nominee to serve as a director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

Affiliate Transactions Committee

The Affiliate Transactions Committee is responsible for reviewing, considering and approving certain transactions between the Company and its controlled affiliates, on the one hand, and the CD&R Funds and their affiliates, on the other hand. This committee must be made up of two shareholder directors unaffiliated with the CD&R Funds and with the Company, and one independent director designated by the CD&R Funds. The members of the Affiliate Transactions Committee are Mr. Martinez, Mr. Forbes and Mr. Kremer. Effective on or after the eleventh day following the mailing by us of this Information Statement and concurrently with the appointment of Mr. Holland as a director, the members of the Affiliate Transactions Committee will be Mr. Forbes, Mr. Holland and Mr. Kremer.

The Affiliate Transactions Committee operates under an Affiliate Transactions Committee Charter adopted by our Board, a copy of which is available on our website at www.ncilp.com under the heading “Investor Relations — Corporate Governance.”

Compensation of Directors

Directors of NCI who are employees of NCI do not receive compensation as directors. In addition to the expenses incurred to attend and/or participate in meetings, we pay non-employee directors the following amounts:

Annual Retainer Fee	$35,000
Board Meeting Fee	$3,000
Committee Meeting Fee (in the absence of Board meeting on the same day)	$1,500
Executive Committee Fee (in the absence of Board meeting on the same day)	$750
Chairman of Audit Committee	$15,000
Chairman of Nominating and Corporate Governance Committee	$10,000
Chairman of Compensation Committee	$10,000

In addition, each non-employee director receives grants of restricted stock having an aggregate fair market value of $60,000 under our 2003 Long-Term Stock Incentive Plan on December 15 and June 15 of each year, provided that the non-employee director has served as a director for at least six months. Upon initial election to the Board, new directors receive a grant of 1,500 shares of restricted stock. None of Messrs. Sleeper, Berges nor Mr. Kremer has received this restricted stock grant. Ms. Affeldt and Messrs. Zrebiec and Holland (subject to their becoming directors), Messrs. Sleeper, Berges and Kremer will each receive a grant of 1,500 shares of restricted stock on or after the eleventh day of the filing by us of this Information Statement.

Messrs. Berges, Sleeper and Zrebiec may assign all or any portion of the compensation he would receive for his services as a director to CD&R, Inc. or the successor to its investment management business or their respective affiliates.

The following table provides information concerning the compensation of our non-employee directors during fiscal 2008.

DIRECTOR COMPENSATION FISCAL YEAR 2008

	Fees Earned or
	Paid in Cash	Stock Awards	Option Awards
Name	($)(a)	($)(b)	($)(c)	Total ($)

William D. Breedlove	71,250	28,136	—	99,386
Larry D. Edwards	47,250	8,997	—	56,247
Gary L. Forbes	83,750	42,518	—	126,268
Phillip J. Hawk	60,500	37,521	9,720	107,741
Max L. Lukens	63,500	40,124	—	103,624
George Martinez	68,750	28,138	13,402	110,290
Ed L. Phipps	50,250	8,997	—	59,247
W. Bernard Pieper	69,000	28,138	—	97,138
John K. Sterling	59,000	46,413	—	105,413

(a)	Includes annual retainer fees, supplemental retainer fees for Committee Chairmen, Board meeting fees and Committee meeting fees for each director more fully explained in the preceding paragraphs.

(b)	Amounts in the Stock Awards column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended November 2, 2008, as determined under FASB Statement No. 123(R) (“FAS 123(R)”). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 14, “Share-Based Compensation” in the Notes to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended November 2, 2008, for a discussion of the relevant assumptions used in this determination. Shares generally vest in four equal annual installments, beginning on the first anniversary of the grant date. Vesting is accelerated by the occurrence of certain limited events.

(c)	We did not grant any option awards in fiscal 2008. The amounts included in the “Option Awards” column represent the compensation cost we recognized in fiscal 2008 related to option awards in prior years, as described in FAS 123(R).

The following table provides information concerning the restricted stock and options vesting as a result of a change in control on October 20, 2009.

	Restricted Stock
	Grants Prior to	October 2009
	October 2009	Grant	Total	Options

William D. Breedlove	5,409	4,703	10,112	—
Larry D. Edwards	4,149	4,703	8,852	—
Gary L. Forbes	5,409	4,703	10,112	—
Philip J. Hawk	5,394	4,703	10,097	—
Max L. Lukens	5,394	4,703	10,097	—
George Martinez	5,323	4,703	10,026	142
Ed L. Phipps	4,149	4,703	8,852	—
W. Bernard Pieper	5,409	4,703	10,112	—
John K. Sterling	5,394	4,703	10,097	—

CORPORATE GOVERNANCE

Our Board has adopted Corporate Governance Guidelines to address significant corporate governance issues. These guidelines provide a framework for our corporate governance initiatives and cover topics including, but not limited to, director qualification and responsibilities, Board composition, director compensation and management and succession planning. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing the guidelines and reporting and recommending to our Board any changes to the guidelines. You may obtain copies of the charters for our Audit Committee, Compensation Committee, Executive Committee, Affiliate Transactions Committee and Nominating and Corporate Governance Committee, and our Corporate Governance Guidelines, free of charge, from our website at www.ncilp.com under the heading “Investor Relations — Corporate Governance” or by writing to the Investor Relations Administrator, NCI Building Systems, Inc., 10943 North Sam Houston Parkway West, Houston, Texas 77064.

Our Board has adopted a Code of Business Conduct and Ethics, which is designed to help officers, directors and employees resolve ethical issues in an increasingly complex business environment. The Code of Business Conduct and Ethics is applicable to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions.

The Code of Business Conduct and Ethics covers topics, including but not limited to, conflicts of interest, confidentiality of information and compliance with laws and regulations. The Code of Business Conduct and Ethics also provides that directors employed by CD&R, Inc. or any other affiliate of the CD&R Funds will not be deemed in violation of our Code of Business Conduct and Ethics as a result of any investments by the CD&R Funds or affiliate transaction involving the CD&R Funds or any sharing of information with the CD&R Funds, insofar as such investment, affiliate transaction and information access is not prohibited under the terms of the Stockholders Agreement and is otherwise in accordance with the Company’s certificate of incorporation, by-laws and the laws of the State of Delaware.

Our Code of Business Conduct and Ethics is available, free of charge, on our website, along with other corporate governance information, at www.ncilp.com under the heading “Investor Relations — Corporate Governance.” You may also obtain a copy by writing to Investor Relations Administrator at the address above.

Waivers from our Code of Business Conduct and Ethics are discouraged, but any waivers from the Code of Business Conduct and Ethics that relate to our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions or any other executive officer or director must be approved by our Nominating and Corporate Governance Committee, and will be posted on our website at www.ncilp.com within four business days of any such waiver.

COMMUNICATIONS WITH OUR BOARD

Any stockholder or interested party who wishes to communicate with our Board or any specific directors, including non-management directors, may write to:

Board of Directors
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

Depending on the subject matter, management will:

•	forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls and auditing matters, it will be forwarded by management to the Chairman of the Audit Committee for review);

•	attempt to handle the inquiry directly, for example where it is a request for information about us or our operations or it is a stock-related matter that does not appear to require direct attention by our Board or an individual director; or

•	not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic (in accordance with the explicit instructions of our non-management directors).

At each meeting of the Board, our Chairman of the Board presents a summary of all communications received since the last meeting of the Board that were not forwarded and makes those communications available to any director on request.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND AFFILIATES

Transactions with Directors and Officers

With respect to transactions between us and our Named Executive Officers, please see “Executive Compensation — Employment Agreements” and “— Potential Payments upon Termination or Change-in-Control.”

In December 2007, Ms. Frances Powell Hawes and Mr. Kenneth W. Maddox, both former executive officers of NCI, purchased $100,000 and $200,000, respectively, principal amount of our Notes from an independent broker. As a result of their purchases of the Notes, Ms. Hawes and Mr. Maddox are treated like any other holder of the notes. While the purchase or sale of our equity securities would not be deemed a related transaction under SEC regulations, the purchase or sale of our debt securities is not afforded the same treatment even though the purchaser of such debt security receives the same benefits on a pro rata basis as all other holders of the debt securities and the holder did not purchase the debt securities directly from us.

The Nominating and Corporate Governance Committee has approved and adopted a statement of policy and procedures with respect to related party transactions covering the review, approval or ratification of transactions involving the Company and “Related Parties” (generally, directors, executive officers and employees required to file reports under Section 16 of the Exchange Act and their immediate family members and 5% stockholders). The policy covers transactions in which the Company and any Related Party is a participant in which a Related Party has a material interest, other than transactions involving less than $25,000 when aggregated with all similar transactions. The policy generally requires that such transactions be approved by the Nominating and Corporate Governance Committee in advance of the consummation or material amendment of the transaction. Under the policy, prior to entering into a related party transaction, full disclosure of all of the facts and circumstances relating to the transaction must be made to the Nominating and Corporate Governance Committee, which will approve such transaction only if it is in, or is not inconsistent with, the best interests of the Company and its stockholders. In the event a transaction is not identified as a related party transaction in advance, it will be submitted promptly to the Nominating and Corporate Governance Committee or the Chair thereof, and such committee or Chair, as the case may be will evaluate the transaction and evaluate all options, including but not limited to ratification, amendment or termination of the transaction.

Transactions with Affiliates

The Company’s restated certificate of incorporation requires a vote of holders of at least 80% of our voting stock to approve a merger, sale, lease or exchange of any of our assets having an aggregate fair market value of $5.0 million or more or certain other transactions between the Company and any other person or corporation holding directly or indirectly more than 10% of the Company’s voting stock, unless the merger, sale or other transaction was approved by a majority of the disinterested members of the Board or certain price and procedure requirements are met. These provisions cannot be changed unless the change is approved by the affirmative vote of at least 80% of the Company’s voting stock.

At a duly held meeting on August 13, 2009, pursuant to and in accordance with Company’s restated certificate of incorporation, the disinterested members of the Board unanimously and expressly approved the Investment Agreement, the terms of the Preferred Stock, the Stockholders Agreement, the Registration Rights Agreement (as defined below) and the Indemnification Agreement (as defined below) and the transactions contemplated thereby (the “Transactions”), including, without limitation, the full exercise of (1) all rights, including the subscription rights set forth in the Stockholders Agreement, of the CD&R Funds under the terms of the Stockholders Agreement and (2) all rights, powers and preferences of the CD&R Funds and their affiliates as holders of Preferred Stock under the terms of the Preferred Stock and the performance of the Company’s obligations with respect thereto.

The Affiliate Transactions Committee of the Board is responsible for reviewing, considering and approving certain transactions between the Company and its controlled affiliates, on the one hand, and the CD&R Funds and their affiliates, on the other hand. This committee must be made up of two (2) directors unaffiliated with the CD&R Funds and with the Company, and one (1) independent director designated by the CD&R Funds.

The Equity Investment

As a result of their respective positions with CD&R, Inc., one or more of Mr. Berges and Mr. Sleeper and, subject to his appointment as a director, Mr. Zrebiec, may be deemed to have an indirect material interest in the Investment Agreement, pursuant to which a deal fee was paid to CD&R, Inc. on the Closing Date, the Stockholders Agreement, the Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), between the Company, CD&R Fund VIII and CD&R FF Fund VIII, pursuant to which the Company granted to the CD&R Funds and any other stockholder of the Company that may become a party to the Registration Rights Agreement in accordance with its terms certain customary registration rights with respect to the Common Stock issuable upon conversion of the Preferred Shares and the Indemnification Agreement dated as of the Closing Date (the “Indemnification Agreement”), between the Company, NCI Group, Inc., a wholly owned subsidiary of the Company, Robertson-Ceco II Corporation, a wholly owned subsidiary of the Company, the CD&R Funds and CD&R, Inc., pursuant to which the Company, NCI Group, Inc. and Robertson-Ceco II Corporation agreed to indemnify CD&R, Inc., the CD&R Funds and their general partners, the special limited partner of CD&R Fund VIII and any other investment vehicle that is a stockholder of the Company and is managed by CD&R, Inc. or CD&R, Inc.’s affiliates, their respective affiliates and successors and assigns and the respective directors, officers, partners, members, employees, agents, representatives and controlling persons of each of them, or of their respective partners, members and controlling persons, against certain liabilities arising out of the Transactions and certain other liabilities and claims.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s home page at http://www.sec.gov.

Copies of any of the above referenced information will also be made available, free of charge by writing or calling us at the following address or telephone number:

NCI Building Systems, Inc.
Investor Relations Department
10943 North Sam Houston Parkway West
Houston, Texas 77064
(281) 897-7788

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS, INC.
(Registrant)

By:	/s/ Todd R. Moore
Name:     Todd R. Moore

Title:	Executive Vice President,
General Counsel and Secretary

Dated: October 30, 2009